OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Buying Collective Holdings Incorporated

1450 South Blackhawk Boulevard
Mt. Pleasant, UT 84647

www.greenpolkadotbox.com

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Buying Collective Holdings Incorporated (BCHI)
Corporate Address	1450 South Blackhawk Blvd, Mt Pleasant, UT 84647
Description of Business	BCHI is in the business sourcing, and then selling online and distributing, CLEAN (i.e. Organic, Non-GMO) foods to a "buying collective" of consumers through its Health Merchant® network.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100*

Investment Perk†

A 50% to 100% CLEAN Food Shopping Credit, depending on how much you invest, at www.greenpolkadotbox.com (a BCHI subsidiary) for every dollar you invest in BCHI.

If you invest $100 you will receive a $50 Shopping Credit.

If you invest $500 you will receive a $500 Shopping Credit.

If you invest $1,000 you will receive a $1000 Shopping Credit.

If you invest $2,000 you will receive a $2,000 Shopping Credit

†All perks occur sixty (60) days after the Offering is completed.

†Unused Shopping Credits after two years from issuance will expire.

Details

The Shopping Credit will be posted into the Investor's account at www.greenpolkadotbox.com for use within sixty (60) days from the Closing Date of

Offering Escrow. The Shopping Credit may be applied on consecutive orders not to exceed 10% of the order sub-total value (excluding discounts, shipping expense, if applicable, and surcharges) until used up.

Important Note:

In the event that this Offering is oversubscribed, www.GreenPolkaDotBox.com customers and members, along with subscribers of Dynasty Wealth, SproutUps*, Trophy Investing, WG StartUps and Appsfunder will have first priority to invest.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

INTRODUCTION

When you have a unique product or service with mass market appeal and proven management, you have a formula for success. The following overview is about revealing how Buying Collective Holdings Incorporated ("BCHI" or the "Company") is going to drive down the costs of CLEAN food (e.g. organic, non-GMO foods with no harmful ingredients) and capture some of the monthly food budget for spending on healthy groceries from as many as seven million health-minded adults and the family members in their households—about 5% percent of the adults living in the United States--within the next five years.

Considering that the average family spends $7,203 annually on groceries, that means that if there are seven million health-minded adults who spend $7,203 annually on groceries, then we believe at least $3,000 per month is going to essential foods that BCHI provies. We have concluded that there is a $21 billion market out there that we can capture. Studies have shown that 79% of Americans are shopping online and we believe that a large portion of that $21 billion market is migrating to online shopping. If we could generate even 5% of the overall market then we could have a $1 billion in annual gross sales.

The following Business Overview will explain how we hope to achieve over $1 billion in annual sales and how that will impact the BCHI's reception into the marketplace. Contained in the following pages are explanations of (i) BCHI's unique products and service offering intended to attract seven million adults and the members of their households into a national buying collective (the "Buying Collective"), (ii) BCHI's strategy to disrupt the current distribution system of CLEAN foods and lower prices through direct sourcing, (iii) BCHI's strategy for vertical integration as an essential element for CLEAN food production and processing, (iv) BCHI's summary financial projections, and (v) the Company's capitalization strategy.

BUSINESS OVERVIEW

Buying Collective Holdings Incorporated ("BCHI" or the "Company"), as its name implies, is a holding company formed to acquire and develop strategic assets in the CLEAN food (e.g.organic, non-GMO) production and/or processing industries to market and sell to a national Buying Collective of consumers.

What is the Business of BCHI?

BCHI is in business to accomplish three inter-related objectives:

(1) attract and organize a group, described by the Company as a Buying Collective of consumers, who live in the continental United States and are interested in shopping online to purchase CLEAN (e.g. organic and non-GMO) foods;

(2) purchase and warehouse (e.g. receiving, stocking, and managing the inventory) CLEAN foods from manufacturers, vendors, producers, farmers, and processors for subsequent sale and distribution; and then,

(3) promote, market, and sell CLEAN foods online for fulfillment (e.g. receive, process, pick n' pack, and ship orders via third party common carriers) direct to residential and commercial retail customers in the Buying Collective.

To Organize a Buying Collective of Online Shoppers, the Company has established an 80%-owned subsidiary, Green Polka Dot Box LLC, a Delaware limited liability company ("GPDB-LLC"). The Green PolkaDot Box trade name, together with certain intellectual property including Internet technology, software, trademarks, collateral assets, and contracts have been contributed to GPDB-LLC for use by Green PolkaDot Box Incorporated, a Nevada corporation ("GPDB-NV"), who own 20% of GPDB-LLC, in connection with an asset purchase agreement between BCHI and GPDB-NV. (A copy of the purchase agreement is on file at the offices of BCHI and can be made available by contacting info@bchinc.com.) Hereinafter, references to the Company may also include GPDB-LLC.

A key component of the intellectual property co-opted for the joint venture is a digital online application (the "Application") through which market influencers (i.e. individual entrepreneurs, health care professionals, independent organizations, and a variety of businesses), each having their own potential customer groups, can become online, non-stocking distributors for the Company, designated as "Health Merchants®," each having its own self-branded online store that is facilitated by the Application, and thereby influence consumers with whom they have existing relationships to purchase CLEAN foods which are sourced and provisioned by the Company on their behalf. The Company is organizing the constituents, supporters, followers, adapters or customers of Health Merchants into a collective group of potential shoppers—a Buying Collective—for CLEAN foods offered online to meet a primary objective of the Company.

Health Merchant Distributorship: A Turn-Key Solution for Market Influencers

A market influencer willing to abide by specific terms and conditions set forth by may become a Health Merchant by entering into a five-year exclusive Distributor Agreement, paying a one-time $7,997 Activation Fee, and paying a Monthly Service Fee of $195. In exchange, the Health Merchant® may earn 10% on gross online sales, excluding shipping costs, that result from purchases by their customers. The Company acknowledges, however, that some Health Merchants® prior to October 1, 2016 paid only $1,997 and $100 monthly, or nothing at all.

The Company offers Health Merchants a "turn-key" solution for e-commerce to their customers. This solution includes facilitating and supporting Health Merchant sales by and through the Application; providing an online website, including hosting services and maintenance; performing product evaluations and inventory selection, storage and management; order processing; credit card account processing; order fulfillment and tracking; customer care; and marketing, promotions and advertising services. In accordance with the terms and intent of the Joint Venture Agreement, GPDB-LLC has also co-opted from GPDB-NV contractual agreements with approximately 265 Health Merchants. We believe these Health Merchants, collectively, have direct reach to over 45 million potential customers for the Company.

The Company intends to make future investments into GPDB-LLC beginning in January 2018 for the purposes of increasing its CLEAN food inventory; and for advertising and marketing to increase the number of Health Merchants and potential customers in the Buying Collective.

To Purchase CLEAN Foods for Sale and Distribution, the second important objective of the Company, is establishing direct distribution and purchase arrangements with CLEAN food manufacturers, producers and processors. Pricing and delivery terms have been reached with hundreds of prominent CLEAN food brands representing more than 2,000 products. These brands and their products are displayed in all the Health Merchant online stores.

Products include a variety of foods—shelf-stable dry goods with one to two-year shelf life, frozen and/or refrigerated goods, and unique, hard-to-get produce in bulk—for breakfast, lunch, dinner and in-between meal snacks. BCHI's goal is to have not less than 4,000 products in constant supply for online ordering by customers in the Buying Collective. To reach that goal, the Company is actively in discussion with additional manufacturers and vendors. The Company's ability to achieve the goal is dependent on obtaining $400,000 from the current Crowdfunding Offering to purchase inventory.

The Company will purchase a limited number of products from each manufacturer or vendor, typically the most popular selling products they identify, helping to ensure customer satisfaction and rapid sell-thru. All products for selection, and their ingredients, are carefully evaluated and vetted by the Company's organic certified nutritionist, **Patty James**, to ensure they free of genetically modified organisms (GMO's) and any other toxic or harmful ingredients. The Company believes that careful product evaluation—making sure that products and ingredients are CLEAN—is essential to the product selection process to help maintain the trust of consumers in the Buying Collective.

Ordering Products and Warehouse Management System

Products are purchased from manufacturers and vendors, producers and processors distributor pricing ranging from 50% to 60% off Manufacturer Suggested Retail Pricing ("MSRP"), and when possible, the purchase price includes delivery to the Company's existing distribution center in Mt. Pleasant, Utah and its planned distribution facility in Cleveland, Tennessee (May 2018). Although many orders for inventory come, initially, in case lots, whenever possible the Company will order by the pallet or multiple pallets to lower inbound freight costs per unit. It takes from 10 to 30 days from the date of order to receive products from manufacturers and vendors. Payments for product purchases are made in advance, by check or money order with manufacturers and vendors who do not offer credit terms, which is the majority.

The Company uses an enterprise level, web-based warehouse management system (WMS) with the trade name "ODOO" (formally OpenERP); adopted with lower cost scalability in mind. ODOO has multi-warehouse adaptability and uses a double entry accounting system to ensure accurate inventory management across the entire supply chain.

Product Acquisition Team Helps Ensure Price Competitiveness

The Company has a Product Acquisition Team that is dedicated to seeking out popular and unique products. They attend trade shows nationwide to meet with new and established vendors offering CLEAN food products. Through GPDB's direct purchase and distribution agreements, BCHI has also acquired contractual relationships with hundreds of the nation's top CLEAN food manufacturers, representing thousands of unique products from almost everything imaginable for breakfast, lunch, dinner and in-between meal snacks including frozen/refrigerated foods to specialty produce in bulk. BCHI's goal is to have not less than 4,000 SKU's in constant supply; a goal it plans to achieve before the end of 2018.

See a listing of brands at https://gmofighter.greenpolkadotbox.com/brands

A small percentage of the brands with whom the Company has established direct trade or "distributor" relationships offer credit terms for purchasing inventory and repayment, typically from 30 to 60 days. Other brands require pre-payment for orders before they are willing to ship to the Company. The current Crowdfunding

Offering is intended to raise investment capital for purchasing inventory from brands that require pre-payment.

The Acquisition Team also reviews and evaluates customer product recommendations that are suggested through a Request-A-Product link that is located on all Health Merchant store websites. When a new vendor or product is being evaluated for selection it must be CLEAN and its acquisition cost must also be low enough to ensure that the product can be priced appropriately for the benefit of shoppers in the Buying Collective.

The Company's goal is to offer and maintain low pricing. A member of the Product Acquisition Team completes price comparison research for every product selected and offered for sale on the Health Merchant websites to help ensure that pricing is at least 10% below the lowest prices in the retail market at other online or brick and mortar stores while maintaining a healthy gross margin. Comparative pricing is shown on each Product Description Page in the Health Merchant store. The Company also offers a "Lowest Price Guarantee" to the customers in the Health Merchant Buying Collective via issuance of an immediate store credit to the customer's account when proof is offered by the customer that the product was available at a lower price, elsewhere, within seven days from the date of purchase. The Company's strategy to provide Health Merchant customers with a Lowest Price Guarantee on all products they sell is established to help build shopper loyalty and repeat-order habits.

Special Value Offers

The Company will continue to seek the best CLEAN food products available in the market from established and emerging brands and induce them to offer those products, periodically, at special values—with the goal of giving discounts of 15% to 25% or more below distributor pricing—that will enable the Company to run high value promotions on a weekly basis. These promotions are expected to average 50% to 70% off retail pricing. Vendors and manufacturers facilitate these Special Value Offers by the Company in advance by setting special discounts for promotional purposes.

While Special Value Offers will likely drive shopping traffic to the Health Merchant stores, they will also serve as a constant reminder to Buying Collective shoppers that Health Merchant pricing offers good comparative value to inspire repeat purchasing loyalty.

Marketing and Sales Strategy

GPDB's Platform is fully developed and organized to send Special Value Offers (SVO) emails to potentially millions of customers who are directly influenced by the 265 Health Merchants® currently under contract. Each SVO is sent in the name of the Health Merchant to the unique customer name. Direct links to the SVO at the Health Merchant store are provided in the email. The Company's marketing and sales strategy is to send SPO emails on a weekly basis; perhaps as often as twice weekly. Because of the strength of the existing relationship between the Health Merchant and his/her potential customers, Management estimates it will achieve a 2% conversion-to-order (CTO) rate on its email campaigns; or, in other words, that initially two out of every 100 SVO recipients will place an order. Accordingly, the Company will commence emailing to approximately 312,500 unique recipients, weekly, beginning in January 2018 (when full inventory is achieved), to generate an average of 6,250 orders, weekly. We believe that four consecutive weeks of emailing to unique Health Merchants may yield an estimated 25,000 orders.

As inventory stock and product variety increases either by capital infusion from equity or debt financing, or by vendor financing with credit terms, the Company will increase its email distribution to more unique recipients, matching emails and sales with Inventory supply.

BCHI's SUMMARY FINANCIAL PROJECTIONS

Management is projecting that it can increase inventory to accommodate 100,000 monthly orders by October, 2018 and 250,000 monthly orders, generating over $16,500,000 in monthly sales by the end of 2019. Through its Platform and Special Value Offer email campaigns, Management believes that 15% of the Health Merchants data base of 45-million potential customers will convert to become dedicated, frequent shoppers; that there will be over 7,000,000 shopping monthly within five years.

Vertical Integration is the Key to Controlling CLEAN Food Supply and Reducing Costs

Direct purchasing relationships with CLEAN food manufacturers and producers will always be an important part of sourcing CLEAN foods for the Buying Collective. Additionally, the BCHI business model for sourcing CLEAN foods is to become vertically integrated, to the fullest extent possible, into "essential" CLEAN food production and processing. This includes groups of whole foods essential to good health like proteins, produce, grains, nuts and seeds.

The Company is seeking opportunities to purchase CLEAN food production and processing assets to acquire and sell ready-for-consumption products to GPDB for re-sale and distribution to its Health Merchants' customers, and, potentially other direct selling organizations. By reducing costs in the supply chain through vertical integration, BCHI can source CLEAN foods for GPDB at discounts that may result in lower pricing to Buying Collective shoppers. An example of such an opportunity is BCHI's current agreement to purchase an ownership interest in **Day Boat Seafood LLC** to source wild caught seafood from the Atlantic and Caribbean Oceans.

DAY BOAT SEAFOOD LLC

BCHI has entered into an agreement to purchase a substantial interest in Florida-based Day BoatSeafood, LLC and its affiliated subsidiary companies ("Day Boat").

Day Boat sells wild-caught seafood, sourced from the Atlantic Ocean, from the Caribbean Sea and fisheries in the Turks and Caicos Islands to the Canadian Maritimes. Their catch of sustainable, traceable seafood includes Marine Stewardship Council ("MSC") certified swordfish harvested on a year-round basis. Other seafood catch varieties include, but are not limited to, yellowfin and big eye tuna, mahi-mahi, snapper, grouper, golden tilefish, king and Spanish mackerel, pompano, river fish, golden crabs, scallops, shrimp, stone crab, and lobster. Day Boat ships its seafood to all regions of the United States and Canada including various wholesale distributors, including but not limited to Whole Foods Market Global, Wegman's, Seattle Fish, and Wakefern. BCHI's subsidiary, GPDB LLC, will also distribute these high quality, wild caught seafood products from Day Boat through its Health Merchant® digital platform to millions of consumers in the Buying Collective at 50% - 60% off prevailing market prices, including FREE home delivery.

Why is the Day Boat acquisition important to BCHI?

The Day Boat purchase enables BCHI to (i) control the quality and supply of a scarce and valuable commodity, including many unique, difficult-to-source seafood products, ensuring supply to the Buying Collective, regardless of pressure from outside demand; to (ii) give the Health Merchants a significant competitive advantage in price, typically 60% to 70% off retail,enabling them attract more customers and retain purchasing loyalty; to (iii) lower BCHI's seafood sourcing costs and significantly increase its gross margin on sales of a popular commodity that is consumed 3-4 times monthly by adult consumers; to (iv) leverage BCHI's ability to take advantage of Day Boat's relationships from its 10-year operating history in the fishing industry to identify more acquisitions that have strategic value for BCHI; and to (v) create opportunity for BCHI to develop more unique, difficult-to-source seafood products for its Buying Collective customers that it may not otherwise produce competitively or source from other suppliers.

Through vertical integration, BCHI obtains the ability to ensure quantity and quality of supply and maximum product availability with favorable, captive pricing, resulting in the potential for increased sales volume to the Buying Collective. The Company is, therefore, actively pursuing "revenue-ready" production and processing assets and businesses to acquire that are expected to bring immediate value and growth opportunities to BCHI.

Lower Prices through Vertical Integration will Attract and Retain Customers

Because it will control supply, including production and processing, the Company will eliminate most of the middle costs associated with certain food categories like proteins, nuts & seeds, produce and grains. Prices for CLEAN "essential" whole foods could drop precipitously. Wild caught seafood that is sourced through Day Boat Seafood could fall in price by as much as 70% off typical retail pricing, including free home delivery. Just one example, Ahi Tuna that would normally sell for $28/lbs could be available at $11.50/lbs. But that ideal would be replicated across all categories in which the Company achieves vertical integration.

Here's the point. As prices fall through vertical integration consumers will see extraordinary value that cannot be matched by competitors. Being able, for another example, to purchase grass fed beef at an average price of $4.99/lbs compared to $12.50/lbs in today's market would send a wave of consumer advocacy for shopping at Health Merchant stores, across America. Customers who discover these unprecedented values will tell family and friends, work associates and others to buy their essential proteins at their Health Merchant store; the only place where these low prices and high quality, with free home delivery, can be found. Our customer base will grow exponentially until we capture a majority market share for CLEAN food distribution

Regional Distribution Centers for 1 to 2-day Shipping

The Company has leased a 40,000 square food warehouse/distribution center ("DC"), located at 1450 South Blackhawk Boulevard in Mt. Pleasant, Utah, for fulfilling orders to Health Merchant® customers living in the western United States. This DC houses an industrial size refrigerator and freezer to store cold goods, along with hundreds of linear feet of racking and shelving for dry goods storage and pick n' pack operations. At full capacity, operating 24-hours/daily/Monday thru Saturday, running three shifts, employing about 60-full time laborers including supervision, the Mt. Pleasant DC can facilitate more than 150,000 orders monthly, while housing up to $10,000,000 worth of inventory (landed cost) at any given time.

The Company plans a second 20,000 square foot distribution center—currently under lease in Cleveland, Tennessee—to serve customers living in the eastern half of the United States. Operations are expected to commence in November 2017. The Tennessee facility will be capable of facilitating approximately 75,000 orders monthly.

Orders shipped from both the Mt. Pleasant and Cleveland DC's will be delivered within one to two days by **Federal Express Ground**, and potentially other carriers, to homes and places of business of customers living throughout most of the continental United States.

To Sell CLEAN Foods Online for Fulfillment Direct to Residential and Commercial Customers, the third objective of the Company, BCHI has organized GPDB-LLC and developed the online digital Application (i.e. e-commerce platform) for its Health Merchants and their prospective customers. The Application facilitates orders placed by the customers of Health Merchants on their respective self-branded store websites. The website is organized to allow shoppers to search or sort products for choosing by brand, category and/or dietary needs (e.g. organic, gluten free, vegan, etc.).

Health Merchant Store and Technology

A typical Health Merchant store can be viewed at gmofigher.gpdb.com. All stores appear in the same color scheme and design template but with different logos and bi-lines to identify each Health Merchant's unique brand. All Health Merchants with whom the Company has contracts have stores built and in place on the Company's ecommerce platform, ready to commence operations.

The Application is built upon a MEAN stack (i.e Mysql Express Anguar Node.js) with integration into a Magento e-commerce core and Odoo WMS. This allows the Company to have greater control over presentation of the product catalog and user features. Magento facilitates order processing management, including record retention and retrieval for the customer. The catalog is supplied with product data stored in ElasticSearch which also serves as the primary search engine for shopping customers.

The Company uses **CloudFlare** for its DNS and content delivery network. Servers are currently hosted by **digitalocean** in New York, but the Company has plans to implement a co-location strategy in San Francisco for a scalable platform to handle a larger customer base, when necessary. This server network enhancement, along with other plans for store improvements—including automatic shipments software, Health Merchant blogs, and a mobile application—are planned for development.

Product Pricing, Margins and Break Even

GPDB prices the products for sale on Health Merchant® stores at blended or average mark up of 1.65 times landed costs. There are occasional exceptions when landed cost for given product may not allow for competitive pricing. If in management's opinion such product may have strategic value, then margin may be sacrificed. The product may be offered at a lower mark up or be used as "loss leader" to increase a shopper's perception of value. The opposite is also true. Some product cost may allow for increased margin.

GPDB product pricing yields a gross margin of approximately 39%. To achieve "break-even" on operating expenses, GPDB requires approximately $1,300,000 in monthly sales or about 19,696 orders at an average of $66 each. The current order average is $66.

Customer Shopping Experience

Customers are not required to pay any fees for the privilege of shopping on their Health Merchant's store website; neither are they required to purchase in bulk or case lots to get the best pricing. Again, GPDB offers Health Merchant customers a Lowest Price Guarantee.

Customers may place individual items in their electronic shopping cart that meet individual dietary lifestyle requirements and preferences. Free shipping is available on orders that exceed $50 in value after any discounts or surcharges. Orders under $50 are charged standard carrier rates for shipping. Surcharges on frozen/refrigerated goods apply based on order size for said goods, ranging from $0 to $9.99. Sales taxes are applied to orders received from shoppers living in states where GPDB has shipping nexus.

Customer orders are paid by credit card. GPDB personnel pick and pack each customer order. Orders received during normal business hours are processed by GPDB and within 24 hours. Most orders can be delivered within two days using Fed Ex Ground.

www.greenpolkadotbox.com and a limited number of Health Merchant stores are accepting orders now. Most are waiting for GPDB to achieve full inventory, which management estimates at a minimum of 2,500 products. The Company currently has approximately 1,000 unique products in stock. Going forward, approximately 40% of the proceeds from this Offering are intended to enable GPDB to secure an additional 1,500 to 2,000 products for CLEAN food inventory from vendors requiring pre-payment so that business operations, sales and order processing can increase.

Management estimates that the net proceeds of $400,000 from this Offering, combined with existing inventory and additional inventory that may be secured with the credit terms available from other brands, will enable GPDB to house approximately 2,500 to 3,000 products or about $1,000,000 worth of inventory at "landed costs," enough for a retail, or sales, value of approximately $1,650,000, monthly. This size inventory would facilitate an average of approximately 25,000 orders on a monthly basis; more than sufficient to achieve the "break-even" of 21,000 monthly.

CAPITALIZATION PLAN

Until the Company can wean itself from 3rd party financing which management estimates will occur in September 2018--the time when we believe vendors will be willing to share on consignment or finance inventory with credit terms for payment--it will be required to make offerings of its stock to accumulate inventory. In 2018, BCHI is planning at least two Reg A+ offerings to raise approximately $14,000,000. The first offering for $4,000,000 is scheduled for January, subject to approval by the Securities Exchange Commission (SEC). The next offering for $10,000,000 is planned for May 2018; again, subject to SEC approval. The proceeds from these two offerings are intended to build "prepaid" inventory levels to $10,000,000 to make way for higher growth in sales and complete the 60% acquisition of Day Boat Seafood, including construction of a processing facility.

Management's intention, of course, is to minimize the offering of the Company's shares to build share value and return on shareholders' investment. Future offerings, whether public or private, will be centered on expansion of the Health Merchant network and other related verticals; on business development and acquisitions for vertical integration into essential whole food groups (i.e. proteins, nuts & seeds, produce and grains); and on other strategic opportunities that will increase control of products' availability and lower prices.

The team

Officers and directors

Rod Smith	Chief Executive Officer
Gerwin Martin	Chief Operating Officer
William Cawsey	Vice President - Business Development
Daris Rice	Director
Brandon Fugal	Director

Rod Smith
Rod Smith, CEO and Director, has extensive experience specializing in business start-ups and technology development, including, most recently, his two years spent in creating transformational assets, including the Health Merchant® digital platform and patented Living Produce® vertical growing technology in Green PolkaDot Box Incorporated, a company he founded and wherein he has served as the CEO since January 2008. He has also served as the CEO and Director of Buying Collective Holdings since December 2016. Mr. Smith is a dynamic entrepreneurial management strategist with a 25+ year record of achievement. He has demonstrated success driving growth while providing leadership in highly competitive markets. Mr. Smith is skilled in capital formation and successfully took a private company public. Former President and Founder of InContact (1996 – 2001), NASDAQ listed ("SAAS"), which recently sold for $900 million, was one of the first companies in the world to establish an online billing user interface. InContact offered a variety of voice and data services while establishing one of the nation's largest independent agency networks.

Gerwin Martin
Gerwin Martin, Chief Operating Officer since inception, is an experienced operations and technology executive who has developed and implemented leading edge business solutions for companies from startup to Fortune 500 in various industries. Since 2013 he has owned and operated his own business, Opexa, a management consulting company for business systems design and implementation, based in Irvine, Mr. Martin is passionate about business process, operational excellence and the exact alignment of technology with the underlying business needs. Over his career of almost 30 years, He has held several executive and consulting positions in the high-tech, medical device, transportation, digital media, telecommunication and financial services industries demonstrating an excellent track record in developing world-class solutions to highly complex problems with competing goals and constraints. With his entrepreneurial mindset, Mr. Martin always keeps an eye on the bottom line and his solutions are not only result-oriented in the short term, but consider all aspects of a system lifecycle including maintainability as well as internal and external metrics and audit requirements (e.g. SOC, PCI or HIPAA). Mr. Martin holds an MS in Aeronautical Engineering from the University of Berlin, Germany.

William Cawsey
William W. Cawsey, Vice President – Business Development since inception, has worked as a financial officer in the investment banking industry for 25 years, including service as the Vice President with Fordham Financial and Spartan Capital Securities, where he was employed from 2009 to March 2015. Mr. Cawsey received a Bachelor's Degree in Business Administration from Pace University.

Daris Rice
Daris Rice, Director since inception, is a healthcare executive with more than three decades of sales, management and leadership experience. He had managed business in companies ranging from pre-revenue startups to industry giants such as GE, Siemens and Philips Healthcare.

Brandon Fugal
Brandon has been a member of the Board of Directors since inception. He has been engaged in commercial real estate brokerage since 1991. Also recognized as #1 Agent Globally with Coldwell Banker Commercial and Ernst Young Entrepreneur of the Year for 2016—Western Region.

Number of Employees: 12

Related party transactions

GPDB INC, the 20% joint venture partner in GPDB LLC, loaned BCHI $200,000 in December 2016 and January 2017. In February 2017, GPDB INC contributed the principal balance of the promissory note and accrued interest payable to capital of GPDB LLC for a 20% ownership. As of September 30, 2017, the Company had accounts payable to related parties totaling $355,843, $109,980 in compensation payable to officers and directors, $5,000 payable to a former director and $241,863 payable to GPDB INC. See Notes to the Financial Statements for further details related to Related Party Transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Lack of Operating History** We were incorporated in the State of Delaware in December 2016. In March 2017. We entered into a joint venture agreement with Green Polka Dot Box Incorporated ("GPDB-NV") to create Green Polka Dot Box LLC ("GPDB-LLC"), with us owning 80% and GPDB-NV owning 20% of the joint venture. GPDB contributed all the rights to its Health Merchant program, which we will operate through GPDB-LLC. The Health Merchant program is a new business with no operating history. Since our formation, and the formation of GPDB-LLC, we have generated only limited revenues while building up inventory. Accordingly, we have no operating history upon which an evaluation of can be made. Our lack of operating history makes it difficult for potential investors to evaluate our "Health Merchant®" business model, our plans to enable consumers to purchase non-GMO contaminated, affordable CLEAN food, our prospects, and our projections for future performance.

- **Delays in Formation, Financing, Organizing, and Staffing** As an early stage company, we are subject to all the risks and delays inherent in the formation, financing, organizing, staffing, launching. and growing a new business. We expect to sustain losses in the future as we implement our business plan and grow. There can be no assurance that we will generate revenues sufficient to operate profitably.
- **Inability to Control Fluctuating Food Costs** Our sales prices will be based on product costs plus a percentage markup. Accordingly, fluctuating food costs may have a direct impact upon our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations. In addition, product cost inflation may negatively impact consumer spending trends, which could adversely affect our sales. Our profit levels may be negatively impacted during periods of cost deflation or stagnation for food products, even though our gross profit as a percentage of the price of goods sold may remain relatively constant
- **Low Margin; Susceptibility to Higher Costs of Operations** To offset lower gross margins, we may have to reduce expenses incurred or pass on the costs of operation to consumers. If we are unable to reduce our expenses or pass on the cost of operation to consumers our business, prospects, financial condition or results of operations could be adversely impacted.
- **Uncertainties encountered by Developing Companies in a Competitive Environment** Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive environment. Our business success is dependent upon the successful implementation of our business plan. We may not be successful in implementing our business plan and cannot guarantee that, if implemented. we will ultimately be able to attain profitability.
- **Additional Financing Required** We will need to obtain additional financing to fund operations and implement our business plan. The company may utilize Title IV Regulation A+ Tier 2 to raise additional capital throughout 2018.
- **Dependence on Capital Funding from Future Offerings** Even if we reach our goal for the Maximum Fundraise Target of $1,000,000, which will enable us to launch our Health Merchant- program in the continental United States, we will need additional capital in the future to expand the Health Merchant Program nationally and continue to execute our full business plan. The company may utilize Title IV Regulation A+ Tier 2 to raise additional capital throughout 2018. Therefore, we will be dependent upon raising additional capital from our planned Regulation A+ and/or other offerings in the form of either debt or other equity offerings to expand our operations, make strategic acquisitions. and execute our full business plan.
- **Need to Arrange Additional Capital Funding** At the present time. we do not have arrangements to raise all of the needed additional capital, and we will need to identify potential investors and negotiate appropriate arrangements with them. We may not be able to arrange enough investment within the time the investment is required or that if it is arranged or that it will be on favorable

terms. If we cannot get the needed capital, we may not be able to become profitable and may have to curtail or cease our operations. The company may utilize Title IV Regulation A+ Tier 2 to raise additional capital throughout 2018.

- **Dilution from Future Issuance of Common Stock** The future issuance of Common Stock will result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. We may value any Common Stock issued in the future on an arbitrary basis. The issuance of Common Stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors in this crowdfunding offering.
- **Future Dilution from Grants of Stock Options, Warrants and Convertible Securities** In the future, we may grant additional stock options or issue additional warrants or other convertible securities. The exercise or conversion of stock options, warrants or convertible securities will dilute the percentage ownership of our other stockholders. The dilutive effect of the exercise or conversion of these securities may adversely affect our ability to obtain additional capital. The holders of these securities may be expected to exercise or convert them when we would be able to obtain additional equity capital on terms more favorable than these securities.
- **Competition** Competition in our business is intensely competitive and we face significant competition from a variety of sources.
- **Dependency on Ability to Provide Quality Products at Competitive Prices** We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The organic and natural products market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending. which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates. employment levels, salary and wage levels and weather patterns affecting food production, Although purchasing food is a necessity. a decrease in consumer spending in the non-GMO contaminated. CLEAN food space could cause our sales to decrease. which could have a material adverse effect on our financial condition and results of operations.
- **Highly Competitive Industry** The organic and natural food and products industry is highly competitive. We face competition from distributors of organic and natural products as well as specialty grocery and mass-market grocery distributors and retailers. Consumers have many choices in the club or membership retailer industry. including Costco, Walmart's Sam's Club, and 3J's. We also compete with national, regional, and local retailers of organic. natural, gourmet and other specialty foods that focus on health- conscious consumers such as The Good Earth. Whole Foods, Sprouts, and Trader Joe's. Other competitive forces include conventional retail grocery stores. These competitors have been in business longer. have substantially greater financial and other resources, and may be better established in their markets.
- **No Assurance against Competitive Influences** We can provide no assurance that our current or potential competitors will not provide products or services

comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business. prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

- **Website Infrastructure Failure** As we grow our customer base and scale to thousands of users. our website's infrastructure as it relates to storage space, bandwidth. processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.
- **Heavy Dependence on Directors and Officers** We will depend heavily on our directors and officers, who have substantial influence over our operations and control substantially all our business matters.
- **Requirement to Attract Highly Skilled Management and Consultants** Given the Company is still in its early stages, we believe our future success will depend largely upon our ability to attract and retain highly skilled management, consultants, and advisors. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel could have a material adverse effect upon our business, results of operations and financial condition.
- **Heavy Reliance on Key Management** We will rely heavily upon the judgment of our Board of Directors and our executive officers. We believe our success depends heavily on the continued active participation of our current management team, particularly Rod Smith, our President and Chief Executive Officer. If we were to lose the services of Mr. Smith. the loss could have a material adverse effect upon our business. financial condition or results of operations.
- **Significant Operational and Financial Resources Required** Our growth plan requires significant operational and financial resources. There is no assurance that we can obtain the operational and financial resources we will need to manage develop and manage our growth strategy. Rapid growth in employment may place a significant strain on management and administrative, operational and financial infrastructure, and failure to adequately manage growth could have a material adverse effect on our business, prospects, financial condition or results of operations.
- **Limited Active Employment Status** There are currently 13 employees of the Company of whom10 are employed full-time and three are employed part-time, as follows: Rod Smith, the Company CEO, and William Cawsey, Senior VP of Marketing, are the only officers working full time at BCHI. Mr. Smith's salary is accruing. Mr. Causey is receiving his full time salary. Gerwin Martin, the COO, is working on a part-time basis and his salary is also accruing. The remaining six (6) full-time, and two (2) part-time, are functional employees working at Green PolkaDot Box LLC (GPDB) which is fully operational. The Company and GPDB

will need to hire experienced executive management and capable service fulfillment personnel in order to meet its operating objectives.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Rod Smith, 90.4% ownership, At September 30, 2017, Rod Smith has voting rights equivalent to 24,020,000 shares of Common Stock calculated as follows: (i) Rod Smith is the record owner of 20,000 shares of Common Stock; (ii) Rod Smith is the beneficial owner of 4,000,000 shares of Common Stock owned of record by The Smith Family Trust; and (iii) Rod Smith is the beneficial owner of 2,000,000 shares of Series C Preferred Stock owned of record by The Smith Family Trust, which shares of Series C Preferred Stock have voting rights with the Common Stock equal to 10 votes per share of Series C Preferred Stock or 20,000,000 votes. Rod Smith's percentage voting rights are calculated based on 26,577,333 votes, assuming (a) 5,327,333 shares of Common Stock outstanding; (b) 125,000 shares of Series A Preferred Stock outstanding with voting rights equal to 10 shares of Common Stock or 1,250,000 votes; and (c) 2,000,000 shares of Series C Preferred Stock outstanding with voting rights equal to 10 shares of Common Stock or 2,000,000 votes.

Classes of securities

- Common Stock: 5,327,333

Voting Rights of Common Stock

The holders of shares of the Company's common stock, $0.0001 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividend Rights

Subject to preferences that have been or may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the stockholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights of Common Stock

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences of Common Stock

The rights, preferences, and privileges of the holders of the Company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of our Series A, Series B, and Series C Preferred Stock and any additional classes of preferred stock that we may designate in the future.

- Series A Convertible Preferred Stock: 125,000

Voting Rights of Series A Preferred Stock

The shares of Series A Preferred Stock, par value $0.0001 per share, shall be voted on a ratio of 1:10 with the shares of Common Stock as a single class, so that each share of Series A Preferred Stock has 10 votes, with respect to all matters submitted to the holders of Common Stock at any annual or special meeting of stockholders of the Company.

Conversion Rights of Series A Preferred Stock

Holders of Series A Preferred Stock may elect to convert, on any quarterly Conversion Date (the last day of each calendar quarter), up to 25% of their eligible conversion shares into 10 fully paid and non-assessable shares of Common Stock.

Dividend Rights of Series A Preferred Stock

Holders of Series A Preferred Stock are not be entitled to receive dividends on their shares.

Liquidation Rights of Series A Preferred Stock

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock are entitled to share ratably with other holders of Preferred Stock in parity with the Series A Preferred Stock in all of our assets remaining after payment of liabilities a liquidation preference equal to the $0.0001 par value per share of Series A Preferred Stock) prior to any payment to the holders of Common Stock.

Rights and Preferences of Series A Preferred Stock

The rights, preferences, and privileges of the holders of the Company's Series A Preferred Stock may not be changed without the approval of 80% of the shares of Series A Preferred Stock outstanding.

- Series B Preferred Stock: 6,283,706

Voting Rights of Series B Preferred Stock

The shares of Series B Preferred Stock, par value $0.0001 per share, have no voting rights other than voting to approve changes in the rights, preference, and privileges of the Series B Preferred Stock.

Conversion Rights of Series B Preferred Stock

Holders of Series B Preferred Stock no rights to convert their shares of Series B Preferred Stock into shares of Common Stock.

Dividend Rights of Series B Preferred Stock

Holders of Series B Preferred Stock shall be entitled to receive cumulative annual dividends on each share of Series B Preferred Stock equal to $.10 per share of Series B Preferred Stock.

Redemption Rights of the Series B Preferred Stock

The shares of Series B Preferred Stock shall be redeemed in six semi-annual installments commencing on December 31, 2018 and ending on June 30, 2021 in an amount per share of Series B Preferred Stock equal to $1.00 plus accrued but unpaid dividends.

Liquidation Rights of Series B Preferred Stock

In the event of our liquidation, dissolution, or winding up, holders of Series B Preferred Stock are entitled to share ratably with other holders of Preferred Stock in parity with the Series A Preferred Stock in all of our assets remaining after payment of liabilities a liquidation preference equal to $1.00 per share of Series B Preferred Stock prior to any payment to the holders of Common Stock.

Rights and Preferences of Series B Preferred Stock

The rights, preferences, and privileges of the holders of the Company's Series B Preferred Stock may not be changed without the approval of 80% of the shares of Series B Preferred Stock outstanding.

Series B Preferred Stock Not Included in Pre-Money Valuation

The Series B Preferred Stock has not been included in the pre-money valuation of the Company because of the mandatory redemption rights discussed above (see "Redemption Rights of Series B Preferred Stock") because the mandatorily redeemable Series B Preferred Stock is a long-term liability rather than equity on the Company's balance sheet.

- Series C Convertible Preferred Stock: 2,000,000

Voting Rights of Series C Preferred Stock

The shares of Series C Preferred Stock, par value $0.0001 per share, shall be voted on a ratio of 1:10 with the shares of Common Stock as a single class, so that each share of Series A Preferred Stock has 10 votes, with respect to all matters submitted to the holders of Common Stock at any annual or special meeting of stockholders of the Company.

Conversion Rights of Series C Preferred Stock

Holders of Series C Preferred Stock may elect to convert their shares of Series C Preferred Stock into 10 fully paid and non-assessable shares of Common Stock only after the closing bid price of the shares of Common Stock has equaled or exceeded $20.00 per share for 10 consecutive trading days.

Dividend Rights of Series C Preferred Stock

Holders of Series C Preferred Stock are not be entitled to receive dividends on their shares.

Liquidation Rights of Series C Preferred Stock

In the event of our liquidation, dissolution, or winding up, holders of Series C Preferred Stock are entitled to share ratably with other holders of Preferred Stock in parity with the Series C Preferred Stock in all of our assets remaining after payment of liabilities a liquidation preference equal to the $0.0001 par value per share of Series Preferred Stock) prior to any payment to the holders of Common Stock.

Rights and Preferences of Series C Preferred Stock

The rights, preferences, and privileges of the holders of the Company's Series C Preferred Stock may not be changed without the approval of 80% of the shares of Series A Preferred Stock outstanding.

- Convertible Promissory Notes: 0

The Company has issued $410,000 worth of Convertible Promissory Notes (the "Convertible Notes") that have conversion rights into shares of Common Stock when and if the Company completes a Qualified Financing of $5.0 million or more in equity securities. The Conversion Price will be 25% of the Qualified Offering price. The Convertible Note holders (the "Holders") also have rights to exercise two-year Common Stock Purchase Warrants (the "Warrants") to purchase up to the dollar amount of the worth of BCHI's common stock equal to the principal balance of each respective Convertible Note. The exercise price per share of the Warrants issued to the Holders are calculated as follows (with defined terms in the Warrant agreements capitalized): (i) if the Company's Common Stock is actively traded, the per share price shall be equal to the average price of the Common Stock over a period of 10 trading days, ending on the last trading day before conversion notice; (ii) if the Company's Common Stock is not actively traded and the Company has issued equity securities or options during the previous 12 months for at least $100,000 in the aggregate, other than in an excluded issuance, then the per-share price shall be 100% of the per share Implied Value (as defined in the Warrants) of the most recent issuance of equity securities or options, without taking into account discounts for lack of liquidity or control; and (iii) if the Company's Common Stock is not actively traded and the Company has not issued equity securities or options during the previous 12 months for at least $100,000 in the aggregate, other than an excluded issuance, then the per share price shall be equal to $10 per share. In accordance with the forgoing, the total number shares issuable upon either conversion of the Convertible Notes and/or exercise of the Warrants cannot be stated, included in the Capitalization Table or calculated in the Company's pre-money valuation until the price per share in the Qualified Offering (should such an offering occur) is determined.

What it means to be a Minority Holder

As a minority holder of common stock, you will have voting rights, but limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Dilution will depend on the type of security offered; typically common or convertible preferred stock. If offering debt, warrants may be issued that, if exercised, would affect dilution in the future.

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Buying Collective Holdings Incorporated (BCHI) was incorporated on December 12, 2016 and, therefore, had little operating activity through December 31, 2016. We had a net loss of $18,010 for the year ended December 31, 2016, comprised of professional fees expense.

On January 19, 2017, BCHI formed Green Polka Dot Box LLC (GPDB LLC) as a wholly owned subsidiary (collectively referred to as the Company). Effective February 22, 2017, Green Polka Dot Box Incorporated (GPDB INC), a related party, acquired a 20% interest in GPDB LLC.

Sales of products did not commence until the third quarter ended September 30, 2017. Sales for the three months and nine months ended September 30, 2017 were $24,211. Cost of sales was $15,474, resulting in gross profit of $8,737 for the the three months and nine months ended September 30, 2017.

Our operating expenses, comprised of selling, general and administrative expenses, totaled $329,586 and $860,249 for the three months and nine months ended

September 30, 2017, respectively. These expenses are comprised of salaries and related taxes, consulting fees and professional fees for legal and accounting services, rent, utilities and other administrative and operating expenses.

We incurred interest expense on our indebtedness of $71,160 and $88,042 for the three months and nine months ended September 30, 2017, respectively.

Our results of operations through September 30, 2017 cover primarily a start-up period and are not representative of what investors should expect in future periods.

Financial Milestones

BCHI originally founded its business on December 12, 2016, then moved quickly to achieve the following milestones:

-**January 5th, 2017** entered into Definitive Purchase Agreement to acquire 60% ownership interest in Day Boat Seafood LLC. a Florida- based corporation, to be able to acquire directly from production a wide range of sustainable wild caught seafoods at production cost, about 80% - 90% off retail prices. $500,000 was paid in advance by BCHI to securitize the Agreement. The closing for this acquisition requires an additional $5.5 million and is conditioned upon BCHI's first completing a future offering (Reg A+). The Company plans to file for a Reg A+ Offering after the current offering is completed. In the event that the Company is unable to execute a successful Reg A+ Offering or fund the $5.5 million to close the Acquisition, then the $500,000 already paid will be forfeited.

-**January 20th,** 2017 created subsidiary Green polkaDot Box LLC, a Delaware corporation for the purpose of acquiring the trade name and assets from Green polkaDot Box Incorporated and placing those assets in the LLC.

- **February 2, 2017** entered into purchase agreement to acquire 157-acre organic navel orange orchard in Fillmore, California, for the purpose of acquiring oranges fresh picked off the tree at an average of 50c per pound, about 80% - 90% off retail prices. The Purchase Agreement did not require any money for a down payment. The closing for this acquisition requires $1.4 million and is conditioned upon BCH' first completing a future offering (Reg A*). The Company plans to file for a Reg A+ Offering after the current offering is completed. In the event that the Company is unable to execute a successful Reg A* Offering or fund the $1.4 million required to close the Acquisition, there will be no financial penalty.

-**February 22, 2017** entered into definitive purchase agreement to acquire the Health Merchant assets (e.g. trade names, digital application, health merchant contracts, manufacturer relationships, etc.). and some liabilities, from insolvent Green PolkaDot Box Incorporated. The estimated value of the pending transaction is $25 million. BCHI will issue a block of its common stock--not to exceed 5,000.000 shares--to Green PolkaDot Box at closing which is scheduled to occur later this year: after Green PolkaDot Box meets the terms and conditions of the Agreement. The deal includes establishment of a temporary joint venture to operate the Health Merchant program until closing of the Purchase Agreement (TBD).

-**March 31st, 2017** completed BCHI 2016 financial audit.

Historical Results of Operations

Neither BCHI or its subsidiary have commenced operations. Everything is in place to do so but for the fact that we do not have inventory in stock. The purpose of this offering is to secure capital for inventory so operations can commence.

General Trends for Growth

The just recently organized, the Company is positioned to commence sales and growth within four weeks from completion of the current offering which is intended to purchase inventory. Health Merchant stores are prepared to launch sales efforts. The distribution center in Mt. Pleasant, Utah. which the Company plans to lease when the offering is completed, is ready for stocking inventory and commencing operations. From the commencement Health Merchant sales we expect our revenues to exceed our expenses in the first month; and that the business revenues will be sufficient to continue to fund operations thereafter, resulting in growth.

As far as our **expectations for future growth** are concerned, we believe that revenues and income can increase by 10% monthly during 2018 because of the significant numbers of Health Merchants and their constituents to whom we can market directly, electronically. Keep in mind the Company already has several thousand pre-registered customers who are waiting for the stores to open. The Company's future growth, however, lies in marketing through Health Merchants directly to their constituents. With very modest conversion-to-order rates of .02% (that's 5,000 orders for every 250,000 emails) the Company anticipates it can gradually increase email campaigns on a weekly basis, starting out at about 250,000 emails per week with highly valued product promotions, then increasing emails to 275,000 per week, then 300,000 per week and so on, accumulating customers. increasing orders by 10% or more monthly.

Liquidity and Capital Resources

Cash On Hand & Liquidity

As of September 30, 2017, the Company had $215,640 cash, compared to $170,501 cash as of December 31, 2017.

As of September 30, 2017, the Company had total current assets of $340,477, comprised of cash of $215,640 and inventories of $124,837, and current liabilities totaling $855,014. This resulted in a working capital deficit of $514,537. The Company's total stockholders' deficit as of September 30, 2017 was $423,537.

During the nine months ended September 30, 2017, the Company's primary sources of cash were proceeds from debt totaling $592,000 and proceeds from the issuance of common stock totaling $325,000. The Company will require funding from these and other sources to fully implement its business plan and reach a successful level of operations.

During October 2017, the Company issued 265,000 shares of its common stock to accredited investors at a price of $0.50 per share for proceeds of $132,500. In addition, during October 2017, the Company issued four Inventory Fund Promissory Notes in the aggregate principal amount of $536,000.

We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in inventory for the purpose of generating sales and provide liquidity for operations.

We anticipate deploying cash from this offering as we've specified in our **Use Of Proceeds** immediately upon receipt.

We expect that the proceeds of this offering will enable us to improve our liquidity and provide additional working capital to grow our business by acquiring additional inventory and increasing sales. The proceeds of this offering are necessary to the viability of our business. it will be integral to developing sales and establishing cash flow. The proceeds of this offering will enable the business to start to pursue its sales activities and are necessary to our viability.

As it has been explained earlier, based on an average order of S150 the Company will generate gross profit of 14%. The Company believes its free shipping policy will encourage customers to place orders with value higher than $150. At an average order of S150 or more the Company requires only 7,000 orders, monthly, to break even.

The Company has already identified over 35,000 pre-registered customers who management believes are waiting for sales operations to commence. Moreover, the Company's network of Health Merchants have direct marketing influence over 45-million potential customers. The reason why there are not already more pre-registered customers is because the Health Merchants, at large, are waiting for inventory to be stocked—which can be achieved upon completion of this offering. The reader would benefit by visiting a sample Health Merchant store at www.gmofighter.com to see the product selection that is awaiting order.

The Company has no operating history upon which it can base any expectations or make any financial representations pertaining to revenues and earnings upon which a potential investor may rely.

Indebtedness

As of September 30, 2017, the Company had short-term convertible notes payable totaling $212,000. This indebtedness is comprised of a convertible note payable for $60,000, which bears interest at 10% and matures December 31, 2017 and an Inventory Fund Convertible Promissory Note in the principal amount of $152,000, which bears interest at 12% payable monthly and matures September 13, 2018. The notes are convertible into common shares of BCHI in accordance with the terms of the respective notes. As of September 30, 2017, the Company had nine long-term convertible notes payable to accredited investors totaling $410,000. The notes bear interest at a rate of 8% per annum and mature two years from the date of issuance. The notes are convertible into common shares of BCHI in accordance with the terms of the note agreements. Pursuant to an Asset Purchase Agreement (APA) which is described in the Notes to the Financial Statements, the Company assumed certain GPDB INC promissory notes and related accrued interest payable with three lenders totaling $3,637,233, $1,066,006 and $1,580,467, respectively. The three lenders, BCHI and GPDB INC entered into agreements to cancel and extinguish the indebtedness in exchange for the issuance of 3,637,233, 1,066,006 and 1,580,467 shares of BCHI Series B Preferred Stock. The Company must redeem the shares of Series B Preferred Stock in six semi-annual installments commencing on December 31, 2018 and ending on June 30, 20121 in an amount equal to $1.00 per share plus accrued but unpaid dividends. The dividends accrue at a rate of $0.10 per share per annum. Because of the mandatory redemption feature, the Company has recorded the Series B Preferred Stock as a liability. See Notes to the Financial Statements for further details related to Indebtedness.

Recent offerings of securities

- 2016-12-04, Section 4(a)(2) of the Securities Act of 1933, 410000 Debt Convertible into Common Stock. Use of proceeds: $410,000 for General Working Capital; Payment toward Day Boat Seafood Purchase Agreement
- 2017-09-04, Section 4(a)(2) of the Securities Act of 1933, 492500 Common Stock Offering at 50¢/share. Use of proceeds: $482,500 in General Working Capital; Inventory purchases
- 2017-09-04, Section 4(a)(2) of the Securities Act of 1933, 152000 1-Year Convertible Debt. Use of proceeds: $152,000 for Inventory Purchases
- 2017-10-11, Section 4(a)(2) of the Securities Act of 1933, 386000 90-Day Bridge Loans. Use of proceeds: $386,000 for Inventory purchases; working capital

Valuation

$8,718,333.00

Note: The Company has issued Convertible Promissory Notes that have conversion rights into shares of Common Stock when and if the Company completes a Qualified Financing of $5.0 million or more in equity securities. The Convertible Promissory Note holders also have rights to exercise Common Stock Purchase Warrants in an amount of shares equal to to the principal balance of each respective convertible note. The exercise price per share of the warrants issued to the lenders is calculated as follows: (i) if the Company's common stock is actively traded, the per share price shall be equal to the average price of the common stock over a period of 10 trading days, ending on the last trading day before conversion notice; (ii) if the Company's common stock is not actively traded and the Company has issued equity securities or options during the previous 12 months for at least $100,000 in the aggregate, other than in an excluded issuance, then the per-share price shall be 100% of the per share Implied Value of the most recent issuance of equity securities or options, without taking into account discounts for lack of liquidity or control; and (iii) if the Company’s common stock is not actively traded and the Company has not issued equity securities or options during the previous 12 months for at least $100,000 in the aggregate, other than an excluded issuance, then the per share price shall be equal to $10 per share. In accordance with the foregoing, the total number shares issuable upon either conversion and/or exercise of these Common Stock Purchase Warrants cannot be determined until there is Qualified Offering and, therefore, are not included in the table above or calculated in the Company's pre-money valuation.We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. Please see the Summary Capitalization Table attached and an Exhibit in the Offering Document for details.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$70,000
Net Proceeds	$9,400	$1,000,000
Use of Net Proceeds:		
Food Inventory	$9,400	$400,000
Working Capital		$100,000
Day Boat Acquisition		

Payment		$500,000
Total Use of Net Proceeds	$9,400	$1,000,000

Food Inventory is defined as CLEAN food products, supplied by national vendors and manufacturers for public consumption; sold on Health Merchant websites with fulfillment provided by Green PolkaDot Box. **Working Capital** is a general description of expenditures by the Company for services, including the payment of wages, licensing fees, utilities and other typical or irregular monthly expenses, necessary to operate the business. **Day Boat Payment Acquisition** is the second installment payment required, as per the Purchase Agreement between BCHI and Day Boat Seafood LLC, toward the total purchase price of $4,000,000.

Irregular Use of Proceeds

There will be no irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available on www.bchinc.com/annualreport. The annual reports will be available on or before 120 days of the end of the issuer's most recent calendar year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Buying Collective Holdings Incorporated

[See attached]

Buying Collective Holdings Incorporated

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016

Signed: ______________________________

Rod A. Smith, President

TABLE OF CONTENTS

MAC

MAC Accounting Group, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Buying Collective Holdings Incorporated
Mount Pleasant, Utah

We have audited the accompanying balance sheet of Buying Collective Holdings Incorporated as of December 31, 2016, and the related statement of operations, stockholders' deficit, and cash flows for the period from inception on December 12, 2016 through December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buying Collective Holdings Incorporated as of December 31, 2016, and the results of their operations and their cash flows for the period from inception on December 12, 2016 through December 31, 2016 in conformity with U.S. generally accepted accounting principles.

MAC Accounting Group, LLP

Midvale, Utah
March 31, 2017

www.macaccountinggroup.com
1070 Mecham Lane, Midvale, Utah 84047
801.414.3664

Buying Collective Holdings Incorporated
BALANCE SHEET

		December 31, 2016
ASSETS		
CURRENT ASSETS		
Cash	$	170,501
Total current assets		170,501
Total assets	$	170,501
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$	8,000
Accounts payable - related party		10,000
Notes payable - related party		170,000
Total current liabilities		188,000
Total liabilities		188,000
STOCKHOLDERS' DEFICIT		
Preferred stock, $0.0001 par value, 50,000,000 shares authorized preferred stock, $0.0001 par value, 5,000,000 Series A shares authorized; 1,000,000 shares issued and outstanding		100
Common stock, $0.0001 par value, 200,000,000 shares authorized, 4,108,000 shares issued and outstanding		411
Accumulated deficit		(18,010)
Total stockholders' deficit		(17,499)
Total liabilities and stockholders' deficit	$	170,501

The accompanying notes are an integral part of these financial statements

Buying Collective Holdings Incorporated
STATEMENT OF OPERATIONS

	From Inception on December 12, 2016 through December 31, 2016
OPERATING EXPENSES	
Professional Fees	$ 18,011
Total operating expenses	18,011
Net loss from operations	(18,011)
OTHER INCOME AND EXPENSE	
Interest income	1
Total other income and expense	1
Net loss before income taxes	(18,010)
Income tax provision	-
Net loss	$ (18,010)
Net loss per share, basic and diluted	$ (0.09)
Weighted average number of common shares outstanding, basic and diluted	202,586

The accompanying notes are an integral part of these financial statements

Buying Collective Holdings Incorporated
STATEMENT OF STOCKHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance, December 12, 2016	-	$ -	-	$ -	$ -	$ -
Common stock issued for cash	-	-	4,000,000	400	-	400
Series A preferred stock issued for cash	1,000,000	100	-	-	-	100
Common stock issued for services	-	-	108,000	11	-	11
Net Loss	-	-	-	-	(18,010)	(18,010)
Balance, December 31, 2016	1,000,000	$ 100	4,108,000	$ 411	$ (18,010)	$ (17,499)

The accompanying notes are an integral part of these financial statements

Buying Collective Holdings Incorporated
STATEMENT OF CASH FLOWS

		From Inception on December 12, 2016 through December 31, 2016
Cash Flows from Operating Activities:		
Net Income	$	(18,010)
Adjustments to reconcile net income to net cash provided by operating activities:		
Issuance of stock for services		11
Change in operating assets and liabilities:		
Accounts payable		8,000
Accounts payable - related party		10,000
Net Cash Provided by Operating Activities		1
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities:		
Net proceeds from related party notes payable		170,000
Net proceeds from the sale of common stock		400
Net proceeds from the sale of Series A preferred stock		100
Net Cash Used in Financing Activities		170,500
Net Increase in Cash		170,501
Cash at Inception		-
Cash at the End of Year	$	170,501
Supplemental Information:		
Cash paid for:		
Taxes	$	-
Interest Expense	$	-

The accompanying notes are an integral part of these financial statements

Buying Collective Holdings Incorporated
NOTES TO FINANCIAL STATEMENTS
For the Period Ended December 31, 2016

NOTE 1 – NATURE OF ORGANIZATION

Buying Collective Holdings Incorporated (BCHI), was incorporated in the State of Delaware on December 12, 2016 and is in the business of (1) organizing a national "buying collective" comprised of millions of health-minded consumers through a proprietary digital application and network of market influencers known as Health Merchants®; (2) sourcing and/or acquiring thousands of essential CLEAN food (e.g. organic and non-GMO) products via direct purchasing agreements with manufacturing, production and processing companies, and properties, and stocking them in regional distribution centers; and (3) receiving, processing and fulfilling online CLEAN food orders direct to the homes of consumers in the Buying Collective of the Health Merchant network.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities and the reported amounts of net sales and expenses. Actual results could differ materially from these good faith estimates and judgements.

Fair Value of Financial Instruments

The Company believes the carrying value of financial instruments, including cash and accounts payable, approximate their respective fair values due to the short-term nature of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash deposits and highly liquid financial instruments with an original maturity to the Company of three months or less. As of December 31, 2016 the Company had no cash equivalents.

Earnings (Loss) per Share

Basic and diluted earnings per share are calculated in accordance with ASC 260, "Earnings Per Share" and are net of taxes. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding or any other commitment to issue common stock, using the treasury stock method and the average market price per share during the year.

Common stock equivalents are not included in the diluted loss per share calculation when their effect is anti-dilutive. Since the Company had no instruments outstanding as of December 31, 2016 that created a commitment to issue common stock, the Company's basic weighted average number of common shares outstanding is the same as its diluted weighted average number of common shares outstanding.

Income Taxes

The Company has adopted the provisions of ASC 740-10, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. ASC 740-10 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position.

Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in the subjective assumptions and judgments can materially affect amounts recognized in the balance sheets and statements of income.

The Company classifies interest and penalties arising from the underpayment of income taxes in the statement of income under general and administrative expenses. As of December 31, 2016, the Company had no accrued interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and in the state of Utah. As the Company was incorporated in December of 2016 they have not yet filed a tax return. The Company is subject to federal and state income tax examinations for all years since inception.

NOTE 3 – NOTES PAYABLE - RELATED PARTY

On December 30, 2016, the Company issued a $200,000 promissory note to Green PolkaDot Box Incorporated (a related party that is 13% owned by Rod A. Smith, who also owns 98% of the Common shares and all of the Series A Preferred shares of BCHI). The note requires interest to be accrued at a rate of 4% per annum until the principal and all accrued interest is paid. As of December 31, 2016, the Company had received $170,000 of the principal balance. The remaining $30,000 was received subsequent to year-end. The current maturity date for this note is December 31, 2017. During the period ended December 31, 2016, no interest was accrued on the note.

NOTE 4 – STOCKHOLDERS' DEFICIT

Preferred Stock

The total number of shares of preferred stock which the Company shall have authority to issue is 50,000,000 shares with a par value of $0.0001 per share. The Company's Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series, and to determine the designations, preferences and rights through a resolution of the Board of Directors.

Effective December 13, 2016, the Board of Directors designated the Series A Preferred as a new series of preferred stock. As of December 31, 2016, the Company has 5,000,000 shares of Series A Preferred authorized, with a par value of $0.0001, and as of December 31, 2016, the Company had 1,000,000 shares issued and outstanding. Each Series A Preferred share is convertible into 10 shares of the Company's common stock, subject to adjustment. Each holder of Series A Preferred shell be voted on a ratio of 1:10 with the shares of Common Stock. The holders of the Series A Preferred have a liquidation preference equal to par value ($0.0001) per share.

At any time while Series A Preferred shares are outstanding, the Company shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series A Preferred Shares: (i) elect the members of the Board of Directors; (ii) create or authorize the creation of any additional series of capital stock; increase the authorized number of shares of Preferred Stock, Common Stock, or increase the authorized amount of any additional series of capital stock; (iv) issue any authorized securities of the Company; (v) create or authorize any obligations or other security convertible into shares of Preferred Stock or any other series of capital stock; (vi) amend, alter, or repeal any provision of the Articles of Incorporation or the Company's Bylaws which affects the perspective preferences, qualifications, special or relative rights or privileges of the Convertible Preferred Stock, or adversely affects the Convertible Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Company's capital stock (or the holders thereof); (vii) liquidate, dissolve or wind-up the affairs of the Company, or effect any Fundamental Transaction; (viii) effect any statutory share exchange; or (ix) amend, alter or repeal the provisions of the Convertible Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Convertible Preferred Stock.

On December 13, 2016, the Company authorized the issuance of 1,000,000 shares of Series A Convertible Preferred Stock for cash of $100.

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 200,000,000 shares with a par value of $0.0001 per share, and as of December 31, 2016, the Company had 4,108,000 shares issued and outstanding.

On December 13, 2016, the Company authorized the issuance of 4,000,000 share of common stock for cash of $400.

On December 13, 2016, the Company authorized the issuance of 108,000 share of common stock for services at a value of $11.

NOTE 5 – RELATED PARTY TRANSACTIONS

On December 30, 2016, the Company issued a $200,000 promissory note to a related party (see Note 3).

As of December 31, 2016, the Company owed officers of the Company $10,000 for services provided to the Company.

NOTE 6 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax liabilities consist of the following components as of December 31, 2016:

Deferred tax assets:		
NOL carryover	$	2,300
Related party accruals		4,700
Valuation allowance		(7,000)
Net deferred tax asset	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2016 due to the following:

Book income	$	(7,000)
Related Party Accruals		4,700
Valuation Allowance		2,300
	$	-

At December 31, 2016, the Company had net operating loss carryforwards of approximately $6,000 that may be offset against future taxable income from the year 2017 through 2036. No tax benefit has been reported in the December 31, 2016 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 7 – NEW ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements issued during the period ended December 31, 2016 and through the date these financial statements were ready to be issued that the Company believes are applicable to or would have a material impact on the consolidated financial statements of the Company.

NOTE 8 – SUBSEQUENT EVENTS

Formation of LLC

On January 20, 2017 Green Polka Dot Box, LLC was formed with BCHI as its sole member. On February 22, 2017 the Company entered a joint venture agreement with Green PolkaDot Box Incorporated (a related party) in conjunction with an Asset Purchase Agreement (further described below). The joint venture agreement was entered into to fund and operate Green Polka Dot Box, LLC to build a health merchant network to sell CLEAN foods to health merchant customers.

Definitive Agreements

The Company has entered into three definitive agreements subsequent to year end. These definitive agreements are for the purpose of purchasing CLEAN food production and processing companies.

On January 5, 2017, BCHI entered into a definitive agreement to purchase Day Boat Seafood LLC (Day Boat), a Florida limited liability company. Day Boat is a commercial fishing operation in Florida that provides wild caught MSC certified seafood in many varieties. (MSC is a certification of sustainable seafood). The parties agreed to a $6,000,000 purchase price to be paid with $500,000 to be put into an escrow account and the balance of $5,500,000 to be paid upon the completion of BCHI receiving funding in a Regulation A+ public offering. In accordance with the definitive agreement, BCHI transferred $300,000 on January 5, 2017 and transferred $200,000 on February 17, 2017 to meet the escrow obligation under the agreement. The purpose of the purchase of Day Boat ownership is to harvest, process and sell wild caught seafood in many varieties, at deep discounted prices, to Green Polka Dot Box, LLC for the purpose of selling to its customers through the Health Merchant Network.

On January 26, 2017, BCHI entered into a real estate purchase contract to acquire the Kyte organic navel orchard, consisting of 157-acres of mature navel orange trees located in Fillmore, California. The purchase is contingent to BCHI's receipt of funding from its planned Reg A+ offering. The purpose of the real estate transaction is to operate the farm; harvesting, processing and selling organic navel orange, at deep discounted prices to Green Polka Dot Box, LLC for the ability of selling to Green Polka Dot Box, LLC customers through the Health Merchant Network.

On February 22, 2017, BCHI entered into a definitive agreement to purchase Green PolkaDot Box Incorporated's assets and some liabilities. Green PolkaDot Box Incorporated (GPDB) is a related party and was operating as an online distributor of organic and non-GMO products until it ceased operations in early 2016. BCHI is in the business of sourcing and supplying organic and non-GMO food products through a network of online Health Merchants for a national "buying collective" of their potential customers. The purchase price of the transaction is not yet determined, but it is agreed between the two parties that the value of the purchase shall not exceed $25,000,000 or 50¢ per issued and outstanding GPDB shares, whichever is less. The final price will be determined at the time of closing based on the total number of common shares GPDB has issued and outstanding at that time, not to exceed 50,000,000.

Notes Payable - Related Party

Subsequent to December 31, 2016 the Company received $30,000 in conjunction with its $200,000 promissory note with Green PolkaDot Box Incorporated (see Note 3).

Convertible Notes

On January 31, 2017, the Company entered into a convertible debt agreement with Vince Hernandez in the amount of $50,000. The convertible debt interest rate is 8% per annum. The convertible note term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. On February 17, 2017, the Company entered into an amended debt agreement with Vince Hernandez. This amendment was to increase the note amount to $100,000, all other terms remained unchanged. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $100,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 16, 2017, the Company entered into a convertible debt agreement with William and Theresa Cargill in the amount of $200,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $200,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 17, 2017, the Company entered into a convertible debt agreement with Gerwin Martin in the amount of $50,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $200,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 27, 2017, the Company entered into a convertible debt agreement with Gerwin Martin in the amount of $180,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $180,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 27, 2017, the Company entered into a convertible debt agreement with Ted Hsieh in the amount of $15,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $15,000 worth of the Company's common stock. The per share price is to be equal to 100% of the price offered at the initiation of the Qualified Financing.

On February 27, 2017, the Company entered into a convertible debt agreement with Frederick Hilgert in the amount of $5,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $50,000 worth of the Company's common stock. The per share price is to be equal to 100% of the price offered at the initiation of the Qualified Financing.

Other Events

The Company has evaluated, for potential recognition and disclosure, events that occurred after the balance sheet date of December 31, 2016, through March 31, 2017, the date the financial statements were available to be issued. No additional events have been identified that will have a material effect on the financial statements.

Buying Collective Holdings Incorporated

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2017

(Unaudited)

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Buying Collective Holdings Incorporated
Consolidated Balance Sheets

ASSETS	September 30, 2017 (Unaudited)	December 31, 2016
Current assets:		
Cash	$ 215,640	$ 170,501
Inventories	124,837	-
Total current assets	340,477	170,501
Other assets:		
Deposits	501,000	-
Asset Purchase Agreement deposit	6,283,706	-
Total other assets	6,784,706	-
Total assets	$ 7,125,183	$ 170,501
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 187,042	$ 8,000
Accounts payable – related party	355,843	10,000
Accrued expenses	100,129	-
Convertible note payable	212,000	-
Note payable – related party	-	170,000
Total current liabilities	855,014	188,000
Long-term liabilities:		
Convertible notes payable	410,000	-
Mandatorily redeemable Series B Preferred Stock	6,283,706	-
Total long-term liabilities	6,693,706	-
Total liabilities	7,548,720	188,000
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 50,000,000 shares authorized:		
Series A Convertible, 5,000,000 shares authorized, 125,000 and 1,000,000 shares issued and outstanding on September 30, 2017 and December 31, 2016, respectively	13	100
Series C, 2,000,000 shares authorized, 2,000,000 and 0 shares issued and outstanding on September 30, 2017 and December 31, 2016, respectively	200	-
Common stock, $0.0001 par value; 200,000,000 shares authorized, 5,327,333 and 4,108,000 shares issued and outstanding on September 30, 2017 and December 31, 2016, respectively	533	411
Additional paid-in capital	532,683	-

Accumulated deficit	(872,132)	(18,010)
Total	(338,703)	(17,499)
Non-controlling interest	(84,834)	-
Total stockholders' deficit	(423,537)	(17,499)
Total liabilities and stockholders' deficit	$ 7,125,183	$ 170,501

See notes to consolidated financial statements

Buying Collective Holdings Incorporated
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Sales	$ 24,211	$ 24,211
Cost of sales	15,474	15,474
Gross profit	8,737	8,737
Operating Expenses – selling, general and administrative	329,586	860,249
Loss from operations	(320,849)	(851,512)
Other income (expense):		
Interest and other income	597	598
Interest expense	(71,160)	(88,042)
Total other income (expense)	(70,563)	(87,444)
Loss before income taxes	(391,412)	(938,956)
Provision for income taxes	-	-
Net loss	(391,412)	(938,956)
Non-controlling interest in net loss of consolidated subsidiary	37,463	84,834
Net loss attributed to the Company	$ (353,949)	$ (854,122)
Net loss per common share, basic and diluted	$ (0.09)	$ (0.22)
Weighted average number of common shares outstanding, basic and diluted	4,439,427	4,254,869

See notes to consolidated financial statements

Buying Collective Holdings Incorporated
Consolidated Statement of Cash Flows
Nine Months Ended September 30, 2017
(Unaudited)

Cash flows from operating activities:		
Net loss	$	(938,956)
Adjustments to reconcile net loss to net cash used in operating activities:		
Note payable issued for services		60,000
Common shares issued for debt issuance costs		6,667
Changes in assets and liabilities:		
Increase in inventories		(124,837)
Increase in accounts payable		169,069
Increase in accounts payable – related party		355,843
Increase in accrued expenses		100,129
Increase in accrued interest payable – related party		1,079
Net cash used in operating activities		(371,006)
Cash flows from investing activities:		
Increase in deposits		(501,000)
Net cash used in investing activities		(501,000)
Cash flows from financing activities:		
Proceeds from note payable – related party		30,000
Proceeds from convertible notes payable		562,000
Proceeds from short-term notes payable		10,000
Repayment of short-term notes payable		(10,000)
Proceeds from issuance of common stock		325,000
Proceeds from exercise of stock options and warrants		45
Proceeds from issuance of Series C preferred stock		100
Net cash provided by financing activities		917,145
Net increase in cash		45,139
Cash, beginning of period		170,501
Cash, end of period	$	215,640
Supplemental information:		
Cash paid for taxes	$	-
Cash paid for interest	$	495
Non-cash financing and investing activities:		
Common stock issued for accounts payable	$	14
Series A preferred stock issued for accounts payable		13
Related party debt contributed to additional paid-in capital		201,079
Cancellation of common stock		(4)
Series B preferred stock issued for Asset Purchase Agreement deposit		6,283,706
Series A preferred stock exchanged for Series C preferred stock		100

See notes to consolidated financial statements

NOTE 1 – NATURE OF ORGANIZATION

Buying Collective Holdings Incorporated ("BCHI" or the "Company") was incorporated in the State of Delaware on December 12, 2016 and is in the business of:

(1) organizing a national "buying collective" comprised of millions of health-minded consumers through a proprietary digital application and network of market influencers known as Health Merchants®;

(2) sourcing and/or acquiring thousands of essential CLEAN food (e.g. organic and non-GMO) products via direct purchasing agreements with manufacturing, production, and processing companies, and properties, and stocking them in regional distribution centers; and

(3) receiving, processing, and fulfilling online CLEAN food orders direct to the homes of consumers in the Buying Collective of the Health Merchant® network.

On January 19, 2017, the Company formed Green Polka Dot Box LLC ("GPDB LLC") in Delaware as a wholly owned subsidiary. Effective February 22, 2017, Green Polka Dot Box Incorporated ("GPDB INC"), a related party, acquired a 20% interest in GPDB LLC in consideration for the forgiveness of a note payable of $200,000 and accrued interest payable of $1,079.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements include the accounts of BCHI and GPDB LLC (collectively referred to as the "Company.") All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in GPDB LLC held by GPDB INC is recorded as non-controlling interest and reported in our consolidated balance sheets within stockholders' deficit. Losses attributed to the non-controlling interest and to the Company are reported separately in our consolidated statements of operations.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Interim Financial Statements

The accompanying consolidated financial statements of the Company as of September 30, 2017 and for the three months and nine months then ended are unaudited. The consolidated balance sheet as of December 31, 2016 is presented for comparative purposes and is taken from audited financial statements. In the opinion of management, the interim consolidated financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations, and cash flows of the Company for the interim period presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities and the reported amounts of net sales and expenses. Actual results could differ materially from these good faith estimates and judgements.

Fair Value of Financial Instruments

The Company believes the carrying value of financial instruments, including cash and accounts payable, approximates their respective fair values due to the short-term nature of these instruments.

The Company also believes the carrying value of convertible notes payable approximates their fair value as terms of the notes are consistent with current market terms for similar debt instruments.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash deposits and highly liquid financial instruments with an original maturity to the Company of three months or less. As of September 30, 2017 and December 31, 2016, the Company had no cash equivalents.

Inventories

Inventories are valued at the lower of cost (determined on a first in, first out basis) or market. Inventories consist of finished goods and packaging materials. The Company reviews its inventories regularly for possible obsolete goods and establishes reserves when determined necessary. At September 30, 2017, the Company had no reserve for obsolete inventories.

Long-Lived Assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. At September 30, 2017, the Company determined that there were no impairments of its long-lived assets.

Derivative Liabilities

In connection with the issuance of convertible notes payable, we have issued warrants that contain certain variable conversion provisions that we have identified as derivatives. We have also identified the conversion feature of our convertible notes payable as derivatives due to certain variable conversion provisions. As of September 30, 2017, there is no market established for the trading of our common stock. Therefore, the variable conversion provisions for the warrants and the convertible notes payable are not in effect, and we have not recorded any derivative liabilities.

Revenue Recognition

Sales revenue is recognized on the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

Earnings (Loss) per Share

Basic and diluted earnings (loss) per share are calculated in accordance with ASC 260, "Earnings Per Share." Basic earnings per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents that would arise from the exercise of outstanding warrants, the conversion of convertible notes payable or any other commitment to issue common stock, using the treasury stock method and the average market price per share during the period.

Common stock equivalents are not included in the diluted loss per share calculation when their effect is anti-dilutive. For the three months and nine months ended September 30, 2017, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share; therefore, basic net loss per share is the same as diluted net loss per share.

Income Taxes

The Company has adopted the provisions of ASC 740-10, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. ASC 740-10 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position.

Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in the subjective assumptions and judgments can materially affect amounts recognized in the balance sheets and statements of income.

The Company classifies interest and penalties arising from the underpayment of income taxes in the statement of income under general and administrative expenses. As of September 30, 2017 and December 31, 2016, the Company had no accrued interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and in the state of Utah. The Company was incorporated in December of 2016 and has not yet filed a tax return. The Company is subject to federal and state income tax examinations for all periods since inception.

Recently Issued Accounting Pronouncements

There were no new accounting pronouncements issued during the nine months ended September 30, 2017 and through the date these financial statements were ready to be issued that the Company believes are applicable to or would have a material impact on the consolidated financial statements of the Company.

NOTE 3 – GOING CONCERN UNCERTAINTY

The Company's consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. The Company was only recently formed and, as of September 30, 2017, has a working capital deficit of $514,537 and an accumulated deficit of $872,132. In addition, the Company has reported negative cash flows from operations since inception, recently commenced sales, and does not currently have the cash resources to meet its operating commitments for the next twelve months and expects to have ongoing requirements for capital investment to implement its business plan.

Since inception, operations have primarily been funded through private debt financing, related party debt, and the Company expects to continue to seek additional funding through private or public equity and debt financing.

The Company's ability to continue as a going concern is dependent on its ability to generate sufficient cash from operations to meet its cash needs and/or to raise funds to finance ongoing operations and repay debt. However, there can be no assurance that the Company will be successful in its efforts to raise additional debt or equity capital and/or that cash generated by our operations will be adequate to meet its needs. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The consolidated financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company's ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – ASSET PURCHASE AGREEMENT AND FORMATION OF JOINT VENTURE

On February 22, 2017, BCHI and GPDB INC, a related party, entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") for the purchase by BCHI of all of GDPB INC's assets, including intellectual property rights and contracts related to its Health Merchant® network, in exchange for the assumption of certain liabilities of GDPB INC and the issuance of a certain dollar amount of shares of common and preferred stock of BCHI to be determined at the closing of the Asset Purchase Agreement. Included in the liabilities to be assumed by BCHI are certain promissory notes and related accrued interest payable with three GPDB INC lenders totaling $3,637,233, $1,066,006 and $1,580,467, respectively.

The purchase price of the transaction is not yet determined, but it is agreed between the two parties that the value of the purchase shall not exceed $25,000,000 or $0.50 per issued and outstanding GPDB INC share, whichever is less. The final price will be determined at the time of closing based on the total number of common shares GPDB INC has issued and outstanding at that time, not to exceed 50,000,000 shares.

Pursuant to the terms of the Asset Purchase Agreement, BCHI and GDPB INC agreed to form a joint venture for the development and national launch of the Health Merchant® network of virtual online stores through GPDB LLC, a newly formed subsidiary of BCHI, until a final closing can occur. During the three months ended September 30, 2017, GPDB LLC commenced operations and had sales of $24,211.

The agreed upon joint venture will be conducted in GPDB LLC, and pursuant to the terms of a Joint Venture Agreement dated February 22, 2017, GPDB INC agreed to forgive a related-party note payable by BCHI in the principal amount of $200,000 for a 20% member interest, with BCHI retaining an 80% member interest. The Company has recorded the $200,000 note and related accrued interest payable through February 22, 2017 of $1,079 as a contribution to additional paid-in capital of $201,079. The joint venture agreement obligates BCHI to contribute $800,000 as its capital contribution to GPDB LLC. Through September 30, 2017, BCHI made capital contributions totaling approximately $440,000 (see also Note 12).

The Asset Purchase Agreement requires BCHI to assume certain notes payable and accrued interest payable to three lenders of GPDB INC and issue the lenders shares of the Company's Series B Preferred Stock. On August 31, 2017, the three lenders each entered into an Agreement to Issue Series B Preferred Stock with BCHI and GPDB INC to cancel and extinguish the indebtedness in exchange for the issuance of 3,637,233, 1,066,006 and 1,580,467 shares of BCHI Series B Preferred Stock, respectively. BCHI subsequently issued a total of 6,283,706 shares of Series B preferred stock (Note 7) and has recorded the value of the debt assumed and extinguished of $6,283,706 as a deposit, a non-current asset, pending completion and closing of the Asset Purchase Agreement.

The closing of the Asset Purchase Agreement and the ultimate recoverability of the $6,283,706 deposit are contingent upon several events, including completion of current negotiations with outstanding creditors of GPDB INC and the successful transition of current operations.

NOTE 5 – SHORT-TERM NOTES PAYABLE

On August 17, 2017, the Company entered into a Promissory Note for $30,000 payable to The Legal Funding Group of Georgia, LLC. The note bears interest at an annual rate of 12% and matures on December 31, 2017, with an accelerated maturity date in the event the Company raises a defined level of equity or debt capital. The lender was issued 10,000 shares of the Company's common stock as an equity incentive to make the loan. The loan was repaid in September 2017.

On August 25, 2017, the Company entered into a Promissory Note for $10,000 payable to Lewis C. Dulin. The note bears interest at an annual rate of 12% and matures on December 31, 2017, with an accelerated maturity date in the event the Company raises a defined level of equity or debt capital. The lender was issued 3,333 shares of the Company's common stock as an equity incentive to make the loan. The loan was repaid in September 2017.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Short term convertible notes payable totaled $212,000 at September 30, 2017, consisting of the following two notes:

Effective March 31, 2017, BCHI entered into a Separation and Settlement Agreement with Birch First Advisors LLC ("BFA") retroactive to December 13, 2016, pursuant to which BCHI issued to BFA an Amended and Restated Convertible Redeemable Note for $60,000. The note bears interest at an annual rate of 10% and matures December 31, 2017. BCHI is obligated to make monthly principal payments of

$10,000 beginning July 13, 2017 and ending December 13, 2017, with accrued interest payable on the maturity date.

Beginning on the 181st day after the effective date of the note, BFA has the right to convert all or a portion of the amounts due under the note into shares of the Company's common stock. Subject to certain adjustments, the conversion price is 50% of either (i) the lowest trading price of the Company's common stock for the previous ten trading days on the exchange where the Company's common stock may be traded in the future; or (ii) the share price of the most recent closing of a round of financing or series of related financing transactions of not less than $5 million in the aggregate for the previous ten business days.

Effective September 13, 2017, BCHI entered into an Inventory Fund Convertible Promissory Note with Joseph Farahnik ("Farahnik") in the principal amount of $152,000. The note matures on September 13, 2018 and bears interest at an annual rate of 12%, payable monthly. The note is convertible, at the option of Farahnik, into shares of common stock of BCHI in whole or in part at a conversion price equal to: (i) 75% of the five-day average trading price of BCHI's common stock if there is a trading market for the stock or (ii) the most recent price per share paid for BCHI's common stock in a "Qualified Financing," defined as one transaction or a series of related transactions by BCHI raising at least $5,000,000 through the sale of equity securities if there is no trading market for BCHI's common stock.

Long-term convertible notes payable as of September 30, 2017 consist of the following:

Convertible note payable to Gerwin Martin, maturing on January 3, 2019	$ 50,000
Convertible note payable to Vince or Janet Hernandez, maturing on January 4, 2019	50,000
Convertible note payable to Vince or Janet Hernandez, maturing on January 31, 2019	50,000
Convertible note payable to Therese and William Cargill III, maturing on February 16, 2019	200,000
Convertible note payable to Frederick Hilgert, maturing on February 27, 2019	5,000
Convertible note payable to Jack and Lorena Broesamle, maturing on March 31, 2019	5,000
Convertible note payable to Marilyn Chin, maturing on March 31, 2019	30,000
Convertible note payable to Mark Johnson, maturing on April 10, 2019	10,000
Convertible note payable to Karsten Dawedeit, maturing on May 9, 2019	10,000
Total	$ 410,000

The convertible notes payable detailed above bear interest at a rate of 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI completing a Qualified Financing transaction. Under the note agreements, the definition of a Qualified Financing transaction is BCHI's next sale (or series of related sales) of its Equity Securities following the date of issuance of the notes from which BCHI receives gross proceeds of not less than

$5,000,000. Upon the completion of a "Qualified Financing", at a time when any principal or accrued interest remain outstanding under the notes, the lenders may elect to convert the entire Outstanding Amount, but no portion of the Outstanding Amount less than the entire Outstanding Amount, into the same class of Equity Securities offered and sold in the Qualified Financing.

In conjunction with the convertible notes, the Company issued two-year warrants to the lenders to purchase up to a dollar amount of the worth of BCHI's common stock equal to the principal balance of each respective note. See Note 7. The per share exercise price is to be equal to 100% of the price offered at the initiation of the Qualified Financing.

NOTE 7 – MANDATORILY REDEEMABLE SERIES B PREFERRED STOCK

On August 31, 2017, the Board of Directors adopted a resolution to: (i) authorize a series of the Company's preferred stock from the previously authorized 50,000,000 shares of preferred stock, par value of $0.0001 per share, designated as Series B Preferred Stock; and (ii) provide for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions thereof of 7,000,000 shares of Series B Preferred Stock.

As discussed in Note 4, on February 22, 2017, BCHI and GPDB INC entered into an Asset Purchase Agreement for the purchase by BCHI of all of GDPB INC's assets, including intellectual property rights and contracts related to its Health Merchant® network, in exchange for the assumption of certain liabilities of GDPB INC and the issuance of a certain dollar amount of shares of common and preferred stock of BCHI to be determined at the closing of the Asset Purchase Agreement. Included in the liabilities to be assumed by BCHI are certain promissory notes and related accrued interest payable with three GPDB INC lenders totaling $3,637,233, $1,066,006 and $1,580,467, respectively.

As further discussed in Note 4, on August 31, 2017, the three lenders each entered into an Agreement to Issue Series B Preferred Stock with BCHI and GPDB INC to cancel and extinguish the indebtedness in exchange for the issuance of 3,637,233, 1,066,006 and 1,580,467 shares of the Series B Preferred Stock, respectively. As of September 30, 2017, the Company has 7,000,000 shares of Series B Preferred authorized, with a par value of $0.0001, and as of such date 6,283,706 Series B Preferred shares were outstanding.

The Company must redeem the shares of Series B Preferred Stock in six semi-annual installments commencing on December 31, 2018 and ending on June 30, 2021 in an amount equal to $1.00 per share of Series B Preferred Stock plus accrued but unpaid dividends, which accrue at the rate of $.10 per share per annum. The Series B Preferred Stock has no conversion rights. Because of the mandatory redemption feature, the Company has recorded the Series B Preferred Stock as a liability.

The Certificate of Designation Series B Preferred Stock, approved by the Board of Directors and the holders of more than 80% of the outstanding shares of Preferred Stock on August 31, 2017, also provides that any time while any Series B Preferred shares are outstanding, the Company shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series B Preferred Shares: (i) amend, alter, or repeal any provision of the Certificate of Incorporation or the Company's Bylaws which affects the respective preferences, qualifications, special or relative rights or privileges of the Series B Preferred Stock, or adversely affects the Series B Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Company's capital stock (or the holders thereof); (ii) liquidate, dissolve or wind-up the affairs of the Company; (iii) effect any statutory share exchange; or (iv) amend, alter or repeal the provisions of the Series B Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock. Other than the foregoing approval rights, the shares of Series B Preferred Stock are non-voting.

Future aggregate contractual redemption payments are as follows:

Date	Face Amount	Accrued Dividends	Total
December 31, 2018	$ 1,047,285	$ 837,836	$ 1,885,121
June 30, 2019	1,047,285	261,821	1,309,106
December 31, 2019	1,047,285	209,457	1,256,742
June 30, 2020	1,047,285	157,093	1,204,378
December 31, 2020	1,047,285	104,728	1,152,013
June 30, 2021	1,047,281	52,364	1,099,645
Total	$ 6,283,706	$ 1,623,299	$ 7,907,005

The entire face amount of the Series B Preferred stock of $6,283,706 is recorded as a long-term liability at September 30, 2017. Accrued dividends payable are included in accrued expenses.

NOTE 8 – STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock

The total number of shares of preferred stock which the Company shall have authority to issue is 50,000,000 shares with a par value of $0.0001 per share. The Company's Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series, and to determine the designations, preferences and rights through a resolution of the Board of Directors.

Series A Preferred Stock

Effective December 13, 2016, the Board of Directors designated the Series A Convertible Preferred Stock as a new series of preferred stock. As of June 30, 2017, the Company has 5,000,000 shares of Series A Convertible Preferred Stock authorized, with a par value of $0.0001, and as of September 30, 2017 and December 31, 2016, the Company had 125,000 and 1,000,000 shares issued and outstanding, respectively. Each share of Series A Convertible Preferred Stock is convertible into 10 shares of the Company's common stock, subject to adjustment. Each share of Series A Convertible Preferred Stock shall be voted with the shares of Common Stock on a ratio of 10:1 (10 votes for each share of Series A Convertible Preferred Stock). The holders of the Series A Convertible Preferred Stock have a liquidation preference equal to par value ($0.0001) per share. The holders of the Series A Convertible Preferred Stock have no dividend rights.

At any time while shares of Series A Convertible Preferred Stock are outstanding, the Company shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series A Convertible Preferred Stock: (i) elect the members of the Board of

Directors; (ii) create or authorize the creation of any additional series of capital stock; increase the authorized number of shares of Preferred Stock, Common Stock, or increase the authorized amount of any additional series of capital stock; (iv) issue any authorized securities of the Company; (v) create or authorize any obligations or other security convertible into shares of Preferred Stock or any other series of capital stock; (vi) amend, alter, or repeal any provision of the Articles of Incorporation or the Company's Bylaws which affects the perspective preferences, qualifications, special or relative rights or privileges of the Convertible Preferred Stock, or adversely affects the Convertible Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Company's capital stock (or the holders thereof); (vii) liquidate, dissolve or wind-up the affairs of the Company, or effect any Fundamental Transaction; (viii) effect any statutory share exchange; or (ix) amend, alter or repeal the provisions of the Convertible Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Convertible Preferred Stock (the "Restrictive Covenants").

On December 13, 2016, the Company authorized the issuance of 1,000,000 shares of Series A Convertible Preferred Stock for cash of $100. Effective March 31, 2017, the Company authorized the issuance of 125,000 shares of Series A Convertible Preferred Stock for accounts payable of $12.50 in connection with the Separation and Settlement Agreement with BFA.

On September 29, 2017, the Board of Directors adopted a resolution to amend the Certificate of Designation Series A Preferred Stock eliminating the Restrictive Covenants referred to in Note 6 above (the "Amended Certificate of Designation Series A Preferred Stock"). The Amended Certificate of Designation Series A Preferred Stock provides that any time while any Series A Preferred shares are outstanding, the Company shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series A Preferred Shares: (i) amend, alter, or repeal any provision of the Certificate of Incorporation or the Company's Bylaws which affects the respective preferences, qualifications, special or relative rights or privileges of the Series A Convertible Preferred Stock, or adversely affects the Series A Convertible Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Company's capital stock (or the holders thereof); or (ii) amend, alter or repeal the provisions of the Series A Convertible Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series A Convertible Preferred Stock.

On September 29, 2017, the Company entered into an agreement with The Smith Family Trust, an affiliate of Rod A. Smith, to exchange 1,000,000 shares of Series A Convertible Preferred Stock for 1,000,000 shares of Series C Preferred Stock. The exchanged Series A Preferred shares were retired in the transaction.

Series B Preferred Stock

See Note 7.

Series C Preferred Stock

Effective September 29, 2017, the Board of Directors, with the approval of 80% of the holders of Preferred Stock, designated the Series C Preferred as a new series of preferred stock. As of September 30, 2017, the Company has 2,000,000 shares of Series C Preferred authorized, with a par value of $0.0001, and as of such date 2,000,000 shares of Series C Preferred were issued and outstanding. Each Series C

Preferred share is convertible into one share of the Company's common stock, subject to adjustment, only after the closing bid price of the shares of Common Stock has equaled or exceeded $20.00 for 10 consecutive trading days. Each share of Series C Preferred shall be voted with the shares of Common Stock on a ratio of 10:1 (10 votes for each share of Series C Preferred). The holders of the Series C Preferred have a liquidation preference equal to par value ($0.0001) per share. The holders of the Series C Preferred have no dividend rights.

Each Series C Preferred share is convertible into one share of the Company's common stock, subject to adjustment, only after the closing bid price of the shares of Common Stock has equaled or exceeded $20.00 for 10 consecutive trading days as quoted on a national stock exchange such as the New York Stock Exchange or Nasdaq.

The Certificate of Designation Series C Preferred Stock provides that any time while any Series C Preferred shares are outstanding, the Company shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series C Preferred Shares: (i) amend, alter, or repeal any provision of the Certificate of Incorporation or the Company's Bylaws which affects the respective preferences, qualifications, special or relative rights or privileges of the Series C Convertible Preferred Stock, or adversely affects the Series C Convertible Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Company's capital stock (or the holders thereof); or (ii) amend, alter or repeal the provisions of the Series C Convertible Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series C Convertible Preferred Stock.

On September 29, 2017, the Company entered into an agreement with The Smith Family Trust, an affiliate of Rod A. Smith, to exchange 1,000,000 shares of Series A Convertible Preferred Stock for 1,000,000 shares of Series C Preferred Stock and to issue 1,000,000 shares of Series C Preferred Stock for cash equal to the par value of $100.

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 200,000,000 shares with a par value of $0.0001 per share, and as of September 30, 2017 and December 31, 2016, the Company had 5,327,333 and 4,108,000 shares issued and outstanding, respectively.

On December 13, 2016, the Company authorized the issuance of 4,000,000 shares of common stock for cash of $400.

On December 13, 2016, the Company authorized the issuance of 108,000 shares of common stock for services at a value of $11.

Effective March 31, 2017, the Company authorized the issuance of 125,000 shares of common stock for cash of $12.50 in connection with the Separation and Settlement Agreement with BFA.

On April 14, 2017, the Company cancelled 48,000 shares of its common stock pursuant to a Settlement Agreement with a former member of the Board of Directors (Note 11) reducing common stock and increasing additional paid-in capital by $4. The Settlement agreement also required the Company to issue 5,000 shares of its common stock to the former director, which was valued at par value of $0.50.

On April 14, 2017, the Company authorized the issuance of 20,000 shares of common stock, valued at par value of $2, to a new member of the Board of Directors

On August 23, 2017, the Board of Directors approved the issuance of up to 2,000,000 shares of the Company's common stock to accredited investors at a price of $0.50 per share in accordance with the terms and conditions of a Subscription Agreement. In August and September 2017, the Company issued a total of 650,000 shares of common stock to four investors for cash of $325,000.

On August 16, 2017 and September 8, 2017, the Company issued 10,000 and 3,333 shares of common stock, respectively, to two lenders as an equity incentive fee to make a loan. The shares were valued at $5,000 and $1,667, respectively, or $0.50 per share, based on the cash price per share paid by investors for the Company's common stock in August and September 2017.

On September 29, 2017, the Company issued a total of 104,000 shares of common stock valued at $0.0001 per share in the exercise of stock options.

On September 29, 2017, the Company issued a total of 350,000 shares of common stock valued at $0.0001 per share in the exercise of warrants.

Non-Controlling Interest

The ownership interest in GPDB LLC held by GPDB INC is recorded as non-controlling interest and reported in our consolidated balance sheets within stockholders' deficit. The non-controlling interest as of September 30, 2017 consists of GPDB INC's 20% share of GPDB LLC's accumulated losses.

NOTE 9 – WARRANTS AND OPTIONS

As discussed in Note 5, the Company issued two-year warrants to lenders to purchase up to the dollar amount of the worth of BCHI's common stock equal to the principal balance of each respective convertible note.

The exercise price per share of the warrants issued to lenders shall be calculated as follows (with defined terms in the Warrant agreements capitalized):

1. If the Company's common stock is actively traded, the per share price shall be equal to the average price of the common stock over a period of 10 trading days, ending on the last trading day before conversion notice;

2. If the Company's common stock is not actively traded and the Company has issued Equity Securities or Options during the previous 12 months for at least $100,000 in the aggregate, other than in an Excluded Issuance, then the per-share price shall be 100% of the per share Implied Value of the most recent issuance of Equity Securities or Options, without taking into account discounts for lack of liquidity or control; and

3. If the Company's common stock is not actively traded and the Company has not issued Equity Securities or Options during the previous 12 months for at least $100,000 in the aggregate, other than an Excluded Issuance, then the per share price shall be equal to $10 per share.

Since the Company's common stock is not currently actively traded and the Company has not completed a Qualified Financing or issued Equity Securities during the previous 12 months for at least $100,000 in the aggregate, a per share exercise price has been assumed for presentation of the warrant activity in the table below.

The Company has also issued warrants to certain consultants that vest either immediately upon grant or ratably over a five-year period. The exercise price per share is $0.0001 per share and the warrants expire 30 days after the vesting date.

A summary of warrant activity during the nine months ended September 30, 2017 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)
Outstanding at December 31, 2016	-	$ -	-
Granted	542,500	$ 0.97	
Exercised	(350,000)	$ 0.0001	
Forfeited or expired	(1,500)	$ 10.00	
Outstanding at September 30, 2017	191,000	$ 2.15	1.75
Exercisable at September 30, 2017	141,000	$ 2.91	

On April 14, 2017, the Board of Directors approved the issuance to certain employees of a total of 2,175,000 Incentive Stock Options, exercisable at $0.0001 per share. The options vest either immediately upon grant or ratably over a five-year period and expire 30 days after the vesting date.

A summary of option activity during the nine months ended September 30, 2017 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)
Outstanding at December 31, 2016	-	$ -	-
Granted	2,195,000	$ 0.0001	
Exercised	(104,000)	$ 0.0001	
Forfeited or expired	(66,000)	$ 0.0001	
Outstanding at September 30, 2017	2,025,000	$ 0.0001	9.59
Exercisable at September 30, 2017	-	$ -	

NOTE 10 – DEPOSITS AND EXPANSION OF BUSINESS

On January 5, 2017, BCHI entered into a definitive agreement to purchase Day Boat Seafood LLC, a Florida limited liability company, and its affiliated subsidiaries ("Day Boat"). Day Boat is a commercial fishing operation in Florida that provides wild-caught, Marine Stewardship Council (the "MSC")-certified seafood in many varieties (the MSC sets standards for sustainable fishing and supply chain traceability and certifies entities that meet MSC standards to demonstrate the sustainability of their seafood products). The parties agreed to a $6,000,000 purchase price to be paid with a $500,000 initial payment and the balance of $5,500,000 to be paid upon the completion of BCHI receiving funding in a Regulation A public offering. In accordance with the definitive agreement, BCHI transferred $300,000 on January 5, 2017 and transferred $200,000 on February 17, 2017 to meet the initial payment obligation under the agreement. The $500,000 initial payment is non-refundable; however, if BCHI funds an additional $500,000 toward the total purchase price and then the Day Boat purchase is not closed, BCHI will receive a minority interest in Day Boat and its affiliated subsidiaries at the rate of 1% for each $100,000 invested. The purpose of the purchase of Day Boat is to enable BCHI to harvest, process and sell wild caught seafood in many varieties, at deep discounted prices, to GPDB LLC for the purpose of selling to its customers through the Health Merchant® network.

See Note 6 for discussion of an Asset Purchase Agreement ("Asset Purchase Agreement") for the purchase by BCHI of all of GDPB INC's assets in exchange for the assumption of certain liabilities of GDPB INC and the issuance of a certain dollar amount of shares of common and preferred stock of BCHI.

NOTE 11 – RELATED PARTY TRANSACTIONS

On December 30, 2016, the Company issued a $200,000 promissory note to GPDB INC, a related party that is 13% owned by Rod A. Smith, who also owns substantially all of the common shares and substantially all of the Series A Preferred shares of BCHI. The note required interest to be accrued at a rate of 4% per annum and matured on December 31, 2017. As of December 31, 2016, the Company had received $170,000 of the principal balance with the remaining $30,000 received in January 2017. As discussed in Note 4, the $200,000 principal of the note payable and accrued interest of $1,079 were forgiven by GPDB LLC for a 20% member interest in the joint venture, with the Company $201,079 to additional paid-in capital.

Effective April 14, 2017, the Company entered into a Settlement Agreement with a former member of the Board of Directors pursuant to which the Company: (i) cancelled 48,000 shares of its issued common stock, which had been issued for services in December 2016 at par value of $0.0001; (ii) agreed to the payment of $2,500 on July 13, 2017 and $2,500 on August 13, 2017; and (iii) agreed to the issuance of 5,000 shares of the Company's common stock.

As of September 30, 2017, the Company had accounts payable – related party totaling $355,843, $108,980 in compensation payable to officers and directors, $5,000 payable to a former director and $241,863 payable to GPDB INC.

On September 29, 2017, the Company entered into an agreement with The Smith Family Trust, an affiliate of Rod A. Smith, to exchange 1,000,000 shares of Series A Convertible Preferred Stock for

1,000,000 shares of Series C Preferred Stock and to issue 1,000,000 shares of Series C Preferred Stock for cash equal to the par value of $100.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated, for potential recognition and disclosure, events that occurred after the balance sheet date of September 30, 2017 through October 31, 2017, the date the consolidated financial statements were available to be issued. The followings events were identified for disclosure.

Offering of Shares of Common Stock

On August 23, 2017, the Board of Directors approved the issuance of up to 2,000,000 shares of the Company's common stock to accredited investors at a price of $0.50 per share in accordance with the terms and conditions of a Subscription Agreement. The Company issued 265,000 shares of Common Stock from October 1, 2017 to October 31, 2017 to accredited investors at a price of $0.50 in accordance with the terms and conditions of such Subscription Agreement.

Exercise of Warrants and Stock Options

In October 2017, the Company issued a total of 65,000 shares of Common Stock upon the exercise of stock options at an exercise price of $0.0001 per share.

Inventory Fund Promissory Notes

In October 2017, the Company issued three Inventory Fund Promissory Notes in the aggregate principal amount of $386,000, bearing interest at the rate of 12% per annum. Principal and interest on the Inventory Fund Promissory Notes are due in 90 days or earlier if the Company raises $1,000,000 in equity through a crowdfunding offering prior to maturity. In connection with the issuance of the Inventory Fund Promissory Notes, the Company issued Common Stock Purchase Warrants (the "Warrants") to the lenders for the purchase of 386,000 shares of Common Stock at an exercise price of $1.00 per share. The Warrants expire two years from the date of the loans.

Joint Venture

In October 2017, BCHI completed its obligation to contribute $800,000 to capital of GPDB LLC (see Note 4) from the proceeds of the Inventory Fund Promissory Notes and the issuance of its common stock.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Buying Collective Holdings is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

Buying Collective Holdings

Making Clean Foods Affordable

Small OPO · Mt. Pleasant, UT · Food & Beverage
Accepting International Investment

Take an Early Stage Investment Position in BCHI

Invest in Buying Collective Holdings

Watch the brief video ***The Buying Collective*** to learn the story behind BCHI and why it offers you such a unique investment opportunity .


OR BUST

In Our Founder's Words

Dear Investors,

Since I started out on my business adventures nearly 40-years ago I searched for what I thought would be the perfect business model: A profitable business that provided essential goods for repeat consumption at the lowest prices to the mass consumer.

I discovered that for which I was looking about 10 years ago and it's been my endeavor since to make it into a reality. Now I'm ready to show it to you. With the help of dedicated staff and hundreds of CLEAN food producers and vendors we have perfected that business model. It's ready to achieve what I always thought it would become—an incredibly successful enterprise that would benefit the lives of millions of health-minded consumers…and the investors who could recognize it!

The timing is perfect for you to get involved; not only to improve your health and wellness but to fatten up your financial portfolio with ownership in a new, amazing business model that we think is going to disrupt the current distribution systems for CLEAN foods and make them affordable for all consumers no matter where they live!

You are here because you believe in supporting the CLEAN Food Movement. I invite you to join me in this movement and reap the harvest we've planted.

Yours truly,


YOU SHOULDN'T HAVE TO PAY MORE FOR ORGANIC FOOD
#INVESTBCHI

Investment

$1/share of Common Stock | When you invest you are betting the company's future value will exceed $9.7M.

In the event that the Offering is oversubscribed, Green PolkaDot Box Customers and Members, and subscribers of Dynasty Wealth, SproutUps*, Trophy Investing, WG StartUps and Appsfunder will have the priority to invest.

Perks*

A 50% to 100% CLEAN Food Shopping Credit, depending on how much you invest, at www.greenpolkadotbox.com (a BCHI subsidiary) for every dollar you invest in BCHI.

Examples

If you invest $100 you will receive a $50 Shopping Credit.
If you invest $500 you will receive a $500 Shopping Credit.
If you invest $1,000 you will receive a $1000 Shopping Credit.
If you invest $2,000 you will receive a $2,000 Shopping Credit

†All perks occur sixty (60) days after the Offering is completed.
†Unused Shopping Credits after two years from issuance will expire.

Details

The Shopping Credit will be posted into the Investor's account at www.greenpolkadotbox.com for use within sixty (60) days from the Closing Date of Offering Escrow. The Shopping Credit may be applied on consecutive orders not to exceed 10% of the order sub-total value (excluding discounts, shipping expense, if applicable, and surcharges) until used up.

Important Note:

In the event that this Offering is oversubscribed, www.GreenPolkaDotBox.com customers and members, along with subscribers of Dynasty Wealth, SproutUps*, Trophy Investing, WG StartUps and Appsfunder will have first priority to invest.


WELCOME TO
BUYING COLLECTIVE HOLDINGS INC
(BCHI)
Discover our plan to help improve the health of people living on our planet
by making CLEAN foods affordable
and disrupting the distribution of GMO-contaminated foods.

"For the last ten years, we've been fighting the giant food manufacturereres and chemical companies, trying to eradicate the distribution of GMO contaminated food, and trying to drive down prices of clean food so they're affordable for everyone." - Rod Smith

Our Story

Ever since we started our family-owned business **the PolkaDot Box**, which initially offered thousands of CLEAN food brands through our online store at approximately 30% lower prices, we attracted **28,000 customers** and had **over $8 million in sales**.

Whilst a 30% decrease in price was alright, it was not good enough: **Our goal was to drive down the prices of clean food to the level of contaminated foods, so that everyone could afford to eat clean.**

We decided the only way to do that was to shut down the store and pursue a **better, smarter idea.**

Our Focal Points

We're focused on:
(1) **building the Buying Collective** of CLEAN food shoppers through the **Health Merchant® network**;

(2) **sourcing CLEAN foods at the lowest possible cost**;

(3) **and selling CLEAN foods with direct, free delivery** to households that are part of the Buying Collective.

We want to solve an enormous food problem in the United States—the high cost and limited availability of CLEAN food and the proliferation of GMO-contaminated food that pervades more than 70% of the food supply.




DRIVING DOWN PRICES
FOR CLEAN FOODS
Watch and see the formation of a Buying Collective.
BCHI is uniting the purchasing power of millions of consumers
to drive down prices.

The Problem

According to PEW Research the average U.S. household spends $700 per month on groceries. However, there is a **huge problem** with our food. Huge corporations and pesticide manufacturers have **contaminated** our food with potentially **dangerous side effects.**

70%

of U.S. foods are contaminated with GMOs and related toxins

5

pesticides or herbicides are ingested daily by the average American child

57%

of all adults in the U.S. agree that GMO is harmful to the health

90%

of all diseases that destroy our health can be traced to the foods we eat (according to studies of Dr. T. Colin Campbell)

The forgoing statistics are provided by the Organic Trade Association


WITNESS, FIRST HAND, THE DAWN OF VERTIGRAL INTEGRATION IN CLEAN FOODS
Understand how BCHI cuts out the middle man to collapse the high costs of the food supply chain.

Our Mission

Demand for CLEAN foods is projected to grow to $100 billion by 2022 (Forrester Research)**.** But there are **an estimated 70 million more adult households** that would likely shift their spending from GMO-contaminated, unclean foods to CLEAN foods **if they were similarly priced** (Organic Trade Association). BCHI intends to **capture 10% of the potential market demand for CLEAN foods** by building a **national Buying Collective** comprised of adult consumers who are motivated to shop online to obtain lower prices with more convenience.

Our Mission is to Make Natural Foods Affordable!

We're forming a Buying Collective by uniting the purchasing power of millions of consumers to drive down prices!

BCHI Subsidiary Green PolkaDot Box "Buying Collective"

We have built an **online digital shopping platform to create a "buying collective"** and serve millions of consumers to unite their purchasing power and achieve greater economies of scale to drive down cost and lower prices.

We are currently building this buying collective through a **growing network of health merchants**.


THE Green PolkaDot BOX
THE BUYING COLLECTIVE


USE TO YOUR ADVANTAGE
BCHI'S "FIRST MOVER" STRATEGY

Our Business Plan

High costs are the main barrier to American consumers who want to buy clean food. We believe by **extracting the middle man** we can grow the market.


CURRENT U.S. DISTRIBUTION SYSTEM LEADS TO HIGH PRICES
Producer
100% markup
Processor
50% markup
Distributor
30% markup
Retailer
100% markup
250% TO 300%
Difference between Producer Cost and Retail Price
12

Current U.S. distribution system leads to **high prices.**


VERTICAL INTEGRATION LEADS TO BIG COST REDUTIONS AND LOWER PRICING
Retail Price
Distributor mark up
Processor mark up
Producer mark up
Producer Cost
Current CLEAN Foods
$2.94
$.34
$.38
$.50
$.25
Consumer Price
GPDB Markup
Health Merchant Profit
Processing Cost
GPDB Producer Cost
BCHI Vertical Integration
$1.00
$.50
$.10
$.15
$.25
13

Vertical integration leads to **big cost reductions** and **lower pricing.**


VERTICAL INTEGRATION IS THE SOLUTION TO LOWER PRICES
BEFORE
*AFTER
DISCOUNT TO RETAIL
CLEAN Vegetables
$3.99/lbs
$1.99/lbs
50%
Grass Fed Ground Beef
$7.99/lbs
$2.99/lbs
62%
Citrus
$1.99/lbs
$0.99/lbs
50%
Seafood
$17.99/lbs
$9.99/lbs
44%
Nuts & Seeds
$15.99/lbs
$7.99/lbs
50%
Grains & Flours
$7.99/lbs
$3.99/lbs
50%
*Includes Free Delivery
14

Vertical integration is the **solution to lower prices.**


THE CLEAN FOOD SHIFT IS COMING!
Improved Distribution Efficiencies & Vertical Integration will Drive down Pricing 35% to 75%
Health Merchants will educate consumers
Consumers will increase as prices fall
GPDB projects that 70 million Customers will Shift their spending to CLEAN foods over next 10 years
15

The **clean food shift** is coming!


PRICING MATRIX
"Bad" Food Clubs (COSTCO, Sam's)
$1.00
"Bad" Food Retailers (Grocery)
$1.30
CLEAN Food Retailers (Whole Foods)
$3.00
CLEAN Food Online Retailers (Vita-Cost, Thrive)
$2.55
GPDB Current
$2.10
GPDB Stage I (Volume)
$1.80
GPDB Stage II (V.I.)
$1.05
BCHI has a 5-year Plan to drive down pricing for CLEAN foods through GPDB, including FREE home delivery, to match "bad" food pricing.

We plan to **drive down pricing** for CLEAN foods through our **5-year Plan** to match "bad" food pricing.


COMPETITIVE ADVANTAGES
GPDB
Other Retailers of CLEAN Foods
Health Merchant "Influencer" Marketing
Lowest Price Guarantee
Superior Velocity to Market through Health Merchants
Customized Order Fulfillment
Frozen/Refrigerated Foods
In Season Produce Offerings
Vendor Marketing Leverage
Vertical Integration
GPDB's unique competitive advantages offer real value and leverage opportunities through IT innovation.
17

Our **unique competitive advantages** offer real value and leverage opportunities through **IT innovation.**



Our Partners*

*This is only a **partial list** of our partners*

Through GPDB's direct purchase and distribution agreements, BCHI has also acquired **contractual relationships with more than 500 of the nation's top CLEAN food manufacturers**, representing thousands of unique products from almost everything imaginable for breakfast, lunch, dinner and in-between meal snacks including frozen/refrigerated foods to specialty produce in bulk.


JOIN THE FIGHT TO
STOP GMO'S
AND ALL OTHER
FOOD CONTAMINANTS.
Learn how an investment in BCHI can help
to educate consumers about the harmful effects of
GMO-contaminated foods on their health.

Position Yourself to Reap the Harvest

Join our fight for a **better, CLEANER future**. Help us solve an enormous food problem in the United States and make organic, non-GMO food affordable and accessible to all.


POSITION YOURSELF
TO REAP THE HARVEST
WE INVITE YOU TO SUBSCRIBE TO OUR NEWSLETTER
We will provide you with periodic updates regarding the growth of our Buying Collective and progress in acquisitions that result in vertical integration for lower CLEAN food prices.

December 2016

BCHI Launches as a Corporation

Buying Collective Holdings Inc. is registered on December 12, 2016.

January 2017

BCHI Subsidiary 'Green PolkaDot Box' Launches

Buying Collective Subsidiary 'Green PolkaDot Box' (GPDB LLC) is formed.

February 2017

Joint Ventures

A JV Agreement is made with signed GPDB INC

February 2017

Asset Purchase Agreement

BCHI and GPDB Inc. finalize the Asset Purchase Agreement

April 2017



BCHI Hires Gerwin Martin as COO

Gerwin Martin joins BCHI executive leadership as Chief Operating Officer.

July 2017

265!

GPDB LLC Signed 5-year distributor contract with it's 265th Health Merchant

July 2017


PROUD TO OFFER
A COMPLETELY
NON-GMO
PRODUCT SELECTION

Green PolkaDot Box Begins Operating

BCHI Subsidiary 'Green PolkaDot Box LLC' commences operations on July 1, 2017.

July 2017

First Health Merchant Order Fulfilled

GPDB fulfills its first Health Merchant order of $54.64 on July 18, 2017.

September 2017



Inventory Growth

GPDB LLC commenced ordering process to purchase and stock $1,000,000 in inventory

October 2017



Over $1M Received in Private Placement Funding

BCHI raises over $1,000,000 in private placement funding by the end of October 2017.

November 2017

BCHI Launches on StartEngine

BCHI seeks $1M from everyday investors.

In the Press

Nasdaq

Natural News.com

SHOW MORE

Meet the Founders







Rod Smith

Chief Executive Officer

Rod Smith, CEO and Director, has extensive experience specializing in business start-ups and technology development, including, most recently, his two years spent in creating transformational assets, including the Health Merchant® digital platform and patented Living Produce® vertical growing technology in Green PolkaDot Box Incorporated, a company he founded and wherein he has served as the CEO since January 2008. He has also served as the CEO and Director of Buying Collective Holdings since December 2016. Mr. Smith is a dynamic entrepreneurial management strategist with a 25+ year record of achievement. He has demonstrated success driving growth while providing leadership in highly competitive markets. Mr. Smith is skilled in capital formation and successfully took a private company public. Former President and Founder of InContact (1996 – 2001), NASDAQ listed ("SAAS"), which recently sold for $900 million, was one of the first companies in the world to establish an online billing user interface. InContact offered a variety of voice and data services while establishing one of the nation's largest independent agency networks.

Gerwin Martin

Chief Operating Officer

Gerwin Martin, Chief Operating Officer since inception, is an experienced operations and technology executive who has developed and implemented leading edge business solutions for companies from startup to Fortune 500 in various industries. Since 2013 he has owned and operated his own business, Opexa, a management consulting company for business systems design and implementation, based in Irvine, Mr. Martin is passionate about business process, operational excellence and the exact alignment of technology with the underlying business needs. Over his career of almost 30 years, He has held several executive and consulting positions in the high-tech, medical device, transportation, digital media, telecommunication and financial services industries demonstrating an excellent track record in developing world-class solutions to highly complex problems with competing goals and constraints. With his entrepreneurial mindset, Mr. Martin always keeps an eye on the bottom line and his solutions are not only result-oriented in the short term, but consider all aspects of a system lifecycle including maintainability as well as internal and external metrics and audit requirements (e.g. SOC, PCI or HIPAA). Mr. Martin holds an MS in Aeronautical Engineering from the University of Berlin, Germany.

William Cawsey

Vice President - Business Development

William W. Cawsey, Vice President – Business Development since inception, has worked as a financial officer in the investment banking industry for 25 years, including service as the Vice President with Fordham Financial and Spartan Capital Securities, where he was employed from 2009 to March 2015. Mr. Cawsey received a Bachelor's Degree in Business Administration from Pace University.

And the Rest of the Team



Daris Rice

Director

Daris Rice, Director since inception, is a healthcare executive with more than three decades of sales, management and leadership experience. He had managed business in companies ranging from pre-revenue startups to industry giants such as GE, Siemens and Philips Healthcare.



Brandon Fugal

Director

Brandon has been a member of the Board of Directors since inception. He has been engaged in commercial real estate brokerage since 1991. Also recognized as #1 Agent Globally with Coldwell Banker Commercial and Ernst Young Entrepreneur of the Year for 2016 —Western Region.

Offering Summary

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Buying Collective Holdings Incorporated (BCHI)
Corporate Address	1450 South Blackhawk Blvd, Mt Pleasant, UT 84647
Description of Business	BCHI is in the business sourcing, and then selling online and distributing, CLEAN (i.e. Organic, Non-GMO) foods to a "buying collective" of consumers through its Health Merchant® network.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100*

Investment Perk†

A 50% to 100% CLEAN Food Shopping Credit, depending on how much you invest, at www.greenpolkadotbox.com (a BCHI subsidiary) for every dollar you invest in BCHI.

If you invest $100 you will receive a $50 Shopping Credit.

If you invest $500 you will receive a $500 Shopping Credit.

If you invest $1,000 you will receive a $1000 Shopping Credit.

If you invest $2,000 you will receive a $2,000 Shopping Credit

†All perks occur sixty (60) days after the Offering is completed.

†Unused Shopping Credits after two years from issuance will expire.

Details

The Shopping Credit will be posted into the Investor's account at www.greenpolkadotbox.com for use within sixty (60) days from the Closing Date of Offering Escrow. The Shopping Credit may be applied on consecutive orders not to exceed 10% of the order sub-total value (excluding discounts, shipping expense, if applicable, and surcharges) until used up.

Important Note:

In the event that this Offering is oversubscribed, www.GreenPolkaDotBox.com customers and members, along with subscribers of Dynasty Wealth, SproutUps*, Trophy Investing, WG StartUps and Appsfunder will have first priority to invest.

Irregular Use of Proceeds

There will be no irregular use of proceeds.

Form C Filings

SHOW MORE

VIDEO TRANSCRIPT (Exhibit D)

CEO, Rod Smith, introduces Green PolkaDot Box and describes its mission to make CLEAN foods affordable for all, including FREE home delivery. Video includes information about Buying Collective formation, the growing Health Merchant network and the Company's vertical integration strategy for essential food groups including proteins (i.e. grass fed beef, wild caught seafood, etc.), Living Produce®, nuts & seeds and grains.

Teaser Video

Rod on Camera on the front porch: Hello, my name is Rod Smith. Opening an email these days brings with it a certain amount of caution and uncertainty…and your time is limited. So, please let me put you at ease and get right to the point.

I'm the CEO of Green PolkaDot Box. After almost 10 years of fighting against the giant food manufacturers and chemical companies, trying to promote ONLY CLEAN foods and drive down pricing so that EVERYONE can afford to eat organic and non-GMO foods…after all that, I finally made a discovery. I uncovered a way to wipe out contaminated food distribution once and for all, to make it unprofitable for the giant food manufacturers and chemical companies, and drive the pricing for CLEAN foods down to the levels we pay now for poison-laden, GMO contaminated foods. In other words, I'm going to reveal to you a fail safe strategy to make CLEAN foods affordable for everyone living in every zip code in America.

Because the business world is driven by the love of money and power, the giant food manufacturers, the grocery chains that sell GMO foods, the chemical companies and their government lobbyists, and even the medical and educational institutions we grew up trusting, are not going to change the status quo and lose profits. But we can fight them with a billion dollar buying collective. We can force them to change by showing them that's no longer profitable to produce and distribute poison laden, GMO foods.

It's time to put a stop to the poisoning of America through GMO contaminated food proliferation and safeguard the futures of our children and grandchildren. Join with me and watch this brief video presentation that was sent to you by one of my "Health Merchants." It will show you how we ARE going to disrupt the costly distribution system for organic and non-GMO foods to drive prices to the rock bottom…and how with one simple step you can be a disruptor, too, in the CLEAN Food Revolution.

So, if you'd like to pay only $2.50 a lbs for CLEAN grass fed beef or get 60% off on wild caught seafood from the Atlantic and Caribbean…lobster, shrimp, salmon, swordfish and all your popular varieties.including free delivery to your door; or if you'd like to pay the same prices for all the CLEAN organic and non-GMO foods that you pay for contaminated GMO foods, then please, watch the following video.

Main Video

(Opening shot: I'm pushing Evie on a homemade swing in the front yard.)

Hello, my name is Rod Smith. This is Evie, my oldest granddaughter. We sure have fun when the kids are in town… (Rod on Camera, being replaced by Sariah behind the swing, walking toward Camera toward the porch) but right now I want to talk to you about a problem that is a very serious threat to our children…and, really, to all of us. I'm talking about our GMO-contaminated food supply. Don't worry, this is not a gloom and doom video. I'm going to give show you simple solutions that will benefit you and your family for a lifetime.

(zoom in on Rod on Camera) Just being a grandfather gives me the right to talk about this issue, but I'll tell you more about my qualifications in a moment…

(Close up shot of Evie's while swinging) V.O. Things are different today for Evie and all of our children and grandchildren than when most of us grew up. Of course, in some ways, the quality of life is better…but food experts are reporting (graphic overlay) that up to 70% of our food supply is contaminated with GMO and toxic chemicals…

Rod on Camera: GMO foods are cheap, easy to mass produce and process…(Insert b roll of spraying corn with Glyphosate from a previous version and slides) V.O. - …farmers are using poisonous chemicals to control weeds and pests in GMO food production. And the billion-dollar food manufacturers and chemical companies want to keep it that way. They spend millions of dollars every year in advertising to convince you that GMO foods are safe, because it's more profitable for them. Regardless of how dangerous it is to us!

Rod on Camera stops at stairs picking up harvest basket: It's well proven that GMO foods have very little nutritional value if compared to traditional crops, but its the cross-transfer of genetically modified organisms into our bodies, and the poisons that come with them, that should be a most urgent concern to us all. V.O. – "Most of our children in America are consuming an average of 5 toxic pesticides or herbicides a day! in the foods they eat. A recent study conducted by Dr. Stephanie Seneff at MIT is suggesting that there is a correlation between the increased consumption of GMO foods and autism because of the pesticides and herbicides they contain. Autism rates have increased from 1 in 50,000 births to 1 in 50 since the introduction of GMO foods. Other studies report that up to 50 new chronic illnesses can be traced to the recent changes in our food supply. There are growing problems with infertility… and food allergies are increasing in our children at alarming rates. Now, 57% of all adults in the U.S. agree that GMO is harmful to health!"

Rod opening Garden gate: I don't need to tell you we have a health care crisis in our country. But the thing of it is…according to V.O. - scientific researchers like Dr. T. Colin Campbell, author of the China Study… 90% of all the diseases that destroy our health can be traced to the food we eat. If chronic illness, or disease or premature death hasn't affected your family yet -- It will. Unless something is done about it!.

Rod walking the Garden face to camera: You might be asking yourself 'what can I possibly do about this giant problem?' Well, get out your pocketbook....no, no, (laughing) I'm not going ask you for a donation. I don't want a donation. Please DON'T send money. I've got a better idea that I'll tell you about shortly.

Rod in the Garden: It's not possible for EVERYONE to enjoy an organic garden like this. Many don't have the space or time or the resources. But you shouldn't have to eat toxic pesticides and herbicides because you don't have a garden.

Let's be honest. Whether we realize it or not, we all live by the immutable Law of the Harvest. We reap what we sow. As a nation we are reaping the whirlwind of chronic illness and disease because we continue to support and sustain the planting of GMO crops. V.O. – (b roll footage of in-store shopping) That's right. Every time we buy GMO contaminated foods, every time we shop at stores that sell GMO foods we are perpetuating the planting, harvesting and distribution of GMO contaminated foods. As a result, we are literally harvesting poor health. It's time to stop! It's time to do something about it.

Rod on Camera in Garden, harvesting crops and placing them in a basket: Unfortunately, CLEAN foods are short in supply and out of reach for most people; causing prices to remain too high. We have to change that.

Rod in the Garden, harvesting: I confess, I didn't care about this issue for most of my adult life. I wasn't aware of the problem and its consequences until I was in my fifties when I learned that only the wealthy can afford to eat CLEAN foods and the rest of America has to ingest poisons every day, I thought 'that ain't right!' And I've been working on lowering CLEAN food costs ever since. And now, I've got a simple plan to fix this problem once and for all.

V.O. Here is a picture of my family that was taken when we started to dedicate part of our lives to making CLEAN food affordable for everyone. We started a family business called Green PolkaDot Box. Through our online store we offered thousands of top name CLEAN food brands and lowered prices about 30%, including free home delivery. We attracted over 28,000 customers, had over $8,000,000 in sales.

Rod on Camera in the Garden: The 30% savings was okay and it was the best we could do, but it was not good enough. We wanted to drive prices for CLEAN foods right down to the price of Contaminated GMO foods so EVERYONE can eat CLEAN. To accomplish that, I decided we would need close down our store…and work smarter.

You see, through our experience…I learned that my family can't solve this problem by running a single online store. NOTHING WILL CHANGE unless WE—that's you, me and everyone else who see's this video-- take immediate action V.O. (show previous chart with elimination of middle costs) to disrupt the current contaminated and costly food distribution system and cut out the middlemen between the farmers and manufacturers and YOU the consumer. Here's what I mean: this chart shows how the current food distribution system from production to processing to distribution to wholesale and finally retail adds 250% – 300% or more to the cost of CLEAN foods by the time the store, putting CLEAN food prices beyond affordability for almost everyone.

Rod back on Camera, adding to the harvest of garden vegetables: I've discovered there is a way to beat this problem, but its going to take a billion-dollar economic force to fight the establishment and change things. The good news is that we can create this force very quickly by working together…here's my simple plan:

There are two things we are doing to make CLEAN foods affordable for you, your family and friends--EVERYONE in America.

V.O. - First, we have already developed an online digital application to create a national "buying collective" comprised of millions of shoppers—just like you--to unite their purchasing power to achieve greater economies of scale; to drive down cost and lower prices. We are building this buying collective NOW through a growing network of Health Merchants. In fact, the individual or organization that sent you this video is one of our Health Merchants. You can become part of our buying collective by sending your Health Merchant an email with the subject "Count Me In," giving your Health Merchant permission to add you to the Buying Collective. No purchase is necessary, there is no financial obligation.

Each Health Merchant using our Application has a group of potential customers, like you, with whom they already have trusted relationships—from thousands to millions in group size--that are uniting their purchasing power at a local and national level. We already have about 300 Health Merchants in our growing network that can reach and unite over 45,000,000 adult consumers and their families. Rod on camera adding to his harvest basket: Within the next year we plan to add up to 2,000 Health Merchants to reach over 100 million adults and their families. This is the first step…to build a massive economic force of consumers who are uniting their bargaining power to achieve lower prices for CLEAN foods.

As I mentioned earlier, Green PolkaDot Box won't have an online store anymore, V.O. - but it will be responsible to leverage the bargaining power of the Buying Collective to source all the CLEAN foods for sale from top manufacturers and growers, including ALL of the favorite brands you've come to know and trust. Each Health Merchant has an online store that offers the consumers in its group thousands of CLEAN food products at the lowest price, guaranteed. The products offering also includes grass fed beef, seafood, specialty produce and many frozen or refrigerated varieties. Every product is CLEAN. No GMO or other harmful ingredients. NO membership fee is required to belong and shop. And, the option for FREE home delivery is always available.

V.O. - Green PolkaDot Box will apply its experience in operations to work directly with the Health Merchants by providing turn key services like order processing and fulfillment, legendary customer care…and we will even organize and handle all the promotions and sales so you get incredible deals on essential CLEAN foods, not just 30% off. We will add to our distribution centers across the U.S. to be able to ship orders directly to your home or office within just 1-2 days.

Rod on Camera walking back to the house: When we had our store Green PolkaDot Box the average order was about $153. Imagine the bargaining power if we could have just 10% of our potential 100 million consumers in the buying collective shopped just once every month. Let me show you. (Show Slides)

V.O. – If only 10%--one out of every ten—shopped at their Health Merchant's store—a total of ten million shoppers—the MONTHLY spending would be $1.5 billion or $18 Billion, annually! That's what I mean by a "billion dollar" economic force. Oh, how the prices would fall by another 25% at your Health Merchant store because of the sheer volume of sales and economies of scale we would gain in lowering costs of CLEAN foods, packaging, shipping and fulfillment. If you give your Health Merchant permission to send you email, then you'll be able to watch prices fall. But that is just the beginning.

Rod on Camera, sitting on the porch: As our CLEAN food buying collective is growing…we are going to start buying CLEAN food producers and processors.

V.O. - For example, we just purchased an extraordinary seafood company in Florida where we can now source and prepare millions of pounds of wild caught, sustainable fish from the Atlantic, Caribbean and Gulf. Your Health Merchant will offer you superior qualify at an amazing 60% off retail. Instead of paying $29 per pound for Ahi Tuna, you can pay only $11.50, including FREE home delivery!

Our plan is to continue to acquire producers and processors of ALL the major CLEAN food groups including All the protein varieties, like grass fed beef, lamb, poultry and pork…and all the varieties of grains, including ancient grains….and many produce varieties…speaking of produce, our plan is to grow Living Produce (show slides and video clip) in year-round greenhouses that are situated locally around the country. (Show drawing video segment)

Through vertical integration—by acquiring CLEAN food producers and processors—we can control the quality of our supply and drop prices another 50% because we eliminate the mark-up and profits that are typically associated with these stages of production and distribution (Show slide that cuts out middlemen).

Here's another example…of an organic citrus orchard that grows lemons, oranges and avocados. You can see that before acquisition the market price is $1.89 per lbs; but after we purchase this orchard we can drop prices to only 50¢ per lbs. These results can be similar for all CLEAN food varieties we acquire because we are dramatically cutting costs.

How would you like to get grass-fed hamburger for only $2.99 a lbs?! By owning the ranches and cattle production, and controlling the processing, we can cut out all the middle costs and mark up in the distribution process… and reduce all cuts of grass fed beef to an average price of $4.50 compared to the current average of $12.50/lbs. That's affordable. These amazing prices for CLEAN, hormone-free, GMO free beef will be available to you through your Health Merchant.

Green PolkaDot Box is now a publicly traded company. Our symbol is "GPDB." Being public gives us the unique ability to leverage the purchasing power and revenues generated by our Buying Collective. Just imagine what $18 billion dollars in annual sales will do to our market value. As a public company we can raise money in the public capital market to make the kinds of strategic acquisitions I just described.

If it's not clear let me emphasize that we have a plan to produce and process all the whole foods consumed by you and other consumers in our Buying Collective…and create many custom, CLEAN food products that are hard to find—all at prices similar to what you'd pay for contaminated GMO foods. We are going to be redefining what "from farm to table" really means and saving you a bundle in the process.

Rod on Camera carrying basket: Can you see where we are going with this. Why don't you join with us?! There's no reason to hesitate. With one simple step, you can be a part of this growing buying collective and help make a difference. By replying to your Health Merchant email with "Count Me In" you're not making any commitments, financial or otherwise. And we are going to protect your email address. It will not be used for any other purpose.

Join with us and put yourself in a position to watch and see the amazing discounts in pricing that are coming and how our Buying Collective will grow in bargaining power. You're also putting yourself in a position to SAVE money on CLEAN foods while sending a powerful message that you're going to do something to stop the proliferation of poison in America.

Because the business world is driven by the love of money and power, the giant food manufacturers, the grocery chains that sell GMO foods, the chemical companies and their government lobbyists, and even the medical and educational institutions we grew up trusting, are not going to change the status quo and lose profits. But we can fight them with a billion dollar buying collective. We can force them to change by showing them that's no longer profitable to produce and distribute poison laden, GMO foods.

The cure to our nation's health problems and affordable CLEAN food for everyone is right in front of us. We need to do something about it. Otherwise things will not change. And, if we don't do something about it we and future generations are all going to pay dearly for it.

You received this video from one of our "Health Merchants" who has joined together with my family and hundreds of over Health Merchants across America to build a buying collective with millions of consumers…just like you who…want to drive down prices for CLEAN foods. We are going to combine everyone's purchasing power. So far we have about 300 Health Merchants who, collectively, have trusted relationships with over 45,000,000 potential customers. That is just the beginning. More are coming.

Your Health Merchant is going to guarantee you the lowest prices on CLEAN foods with FREE home delivery. To get involved, all you have to do is reply back to this email that you want to know more about the store, its special promotions and valuable information about CLEAN foods.

Send an email with the subject "Count Me In" to your Health Merchant and join with us! It's the only way you'll get to see what's going on with our buying collective and our incredible prices.

Thanks for watching.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:03 PM 12/12/2016
FILED 04:03 PM 12/12/2016
SR 20167033310 - File Number 6247596

CERTIFICATE OF INCORPORATION

OF

Buying Collective Holdings Incorporated

The undersigned, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

FIRST: The name of the corporation is Buying Collective Holdings Incorporated (hereinafter called the "Corporation").

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, Delaware 19805, in the County of New Castle; and the name of the registered agent of the corporation in the State of Delaware at such address is Vcorp Services, LLC.

THIRD: The nature of the business and the purposes to be conducted and promoted by the Corporation are as follows:

> To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 250,000,000, which shall consist of (i) 200,000,000 shares of common stock, $.0001 par value per share (the "Common Stock"), and (ii) 50,000,000 shares of preferred stock, $.0001 par value per share (the "Preferred Stock").

The Preferred Stock may be issued in one or more series, from time to time, with each such series to have such designation, relative rights, preferences or limitations, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation (the "Board"), subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board being hereby expressly vested with authority to adopt any such resolution or resolutions. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination or fixing of

each series of Preferred Stock shall include, but not be limited to, the determination or fixing of the following:

(i) The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board increasing such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board;

(ii) The dividend rate of such series, the conditions and time upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of Common or Preferred Stock or series thereof, or any other series of the same class, and whether such dividends shall be cumulative or non-cumulative;

(iii) The conditions upon which the shares of such series shall be subject to redemption by the Corporation and the times, prices and other terms and provisions upon which the shares of the series may be redeemed;

(iv) Whether or not the shares of the series shall be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(v) Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the same class, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

(vi) Whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(vii) The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or upon the distribution of assets of the Corporation; and

(viii) Any other powers, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of such

special rights, and qualifications, limitations or restrictions thereof, of the shares of such series, as the Board may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation.

The holders of shares of the Preferred Stock of each series shall be entitled, upon liquidation or dissolution or upon the distribution of the assets of the Corporation, to such preferences, if any, as provided in the resolution or resolutions creating such series of Preferred Stock, and no more, before any distribution of the assets of the Corporation shall be made to the holders of shares of

the Common Stock. Whenever the holders of shares of the Preferred Stock shall be entitled to receive a preferred distribution and have been paid the full amounts to which they shall be entitled, the holders of shares of the Common Stock shall be entitled to share ratably in all remaining assets of the Corporation.

FIFTH: The name and the mailing address of the incorporator are as follows:

NAME	MAILING ADDRESS
William Zayac	c/o Vcorp Services, LLC 25 Robert Pitt Drive, Suite 204 Monsey, New York 10952

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws of the Corporation.

SEVENTH: The Corporation shall have perpetual existence.

EIGHTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability

No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

<u>NINTH</u>: The corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed and acknowledged this Certificate of Incorporation.

Date: December 12, 2016

<u>/s/ William Zayac</u>
William Zayac, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:02 PM 10/04/2017
FILED 03:02 PM 10/04/2017
SR 20176475214 - File Number 6247596

AMENDED CERTIFICATE OF DESIGNATION OF PREFERENCES AND RIGHTS OF SERIES A PREFERRED STOCK

BUYING COLLECTIVE HOLDINGS INCORPORATED

BUYING COLLECTIVE HOLDINGS INCORPORATED, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

FIRST: The Corporation's original certificate of Designation, Preferences and Rights of Series A Preferred Stock was filed with the Secretary of State of Delaware on April 6, 2017 (the "Original Certificate of Designation").

SECOND: On September 29, 2017, the Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the Delaware General Corporation Law, and holders of Preferred Stock representing more than 80% of the outstanding shares of Preferred Stock of all classes, acting in accordance with Section 10 of the Original Certificate of Designation, adopted resolutions to amend the Original Certificate of Designation to read in its entirety as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation and approved by holders of the Series A Preferred Shares representing more than 80% of the outstanding shares of Preferred Stock of all classes, as required by the Original Certificate of Designation, the Corporation hereby fixes and determines the number, voting rights, designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of the first series of the preferred stock, par value $0.0001 per share, of the Corporation which shall consist of 5,000,000 shares and shall be designated as Series A Convertible Preferred Stock as follows:

Section 1. Designation; Number of Shares; Rank.

(a) There shall be created from the 50,000,000 shares of Preferred Stock authorized to be issued by the Certificate of Incorporation, a series of Preferred Stock designated as "Series A Convertible Preferred Stock" (the "Series A Convertible Preferred Stock"), and the authorized number of shares constituting the Series A Convertible Preferred Stock shall be 5,000,000. Such number of shares may be decreased by resolution of the Board of Directors and by the filing of a certificate of decrease with the Secretary of State of the State of Delaware; provided that no such decrease shall reduce the number of authorized shares of Series A Convertible Preferred Stock to a number less than the number of shares then outstanding.

(b) The Series A Convertible Preferred Stock, upon liquidation, winding-up or dissolution of the Corporation, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all the Parity Stock.

Section 2. Definitions. As used herein, the following terms have the following meanings:

"Board of Directors" shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

"Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

"Certificate of Incorporation" shall mean the Certificate of Incorporation of the Corporation.

"Closing Bid Price" shall mean, for any security as of any date, the last closing bid price of such security on the New York Stock Exchange or any successor market thereto, the NYSE MKT or any successor market thereto, Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select or any successor market thereto (collectively, "Nasdaq," and together with NYSE and NYSE MKT, each a "National Stock Exchange"), OTC Pink, OTCQB, OTCQX or other principal exchange on which such security is traded as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported by OTC Pink marketplace (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price cannot be calculated for such security on any date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of a majority of the outstanding shares of the Series A Convertible Preferred Stock.

"Common Stock" shall mean the common stock, par value $0.0001 per share, of the Corporation or any other capital stock of the Corporation into which such Common Stock shall be reclassified or changed.

"Common Stock Equivalents" means any securities of the Corporation or its subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Corporation" shall mean BUYING COLLECTIVE HOLDINGS INCORPORATED, a corporation organized and existing under the laws of the State of Delaware.

"Conversion Agent" shall have the meaning assigned to such term in Section 13.

"Conversion Date" shall mean each Quarterly Conversion Date during the Quarterly Conversion Period and, thereafter, each date on which a Holder effects a conversion in accordance with Section 5(b)(i).

"Conversion Rate" shall mean 10 shares of Common Stock per one share of Series A Convertible Preferred Stock, subject to adjustment as set forth in Section 6.

"Series A Convertible Preferred Stock" shall have the meaning assigned to such term in Section 1.

"Dilutive Issuance" shall have the meaning assigned to such term in Section 6(a).

"Eligible Conversion Shares" with respect to a Holder shall mean (i) during the Quarterly Conversion Period, that number of shares of Series A Convertible Preferred Stock equal to 25% of the total number of shares of Series A Convertible Preferred Stock initially issued to such Holder; and (ii) following the Quarterly Conversion Period, that number of outstanding shares of Series A Convertible Preferred Stock held by such Holder on the applicable Conversion Date.

"Exempt Issuance" means the issuance of (a) shares of Common Stock or options to employees, officers or directors of the Corporation pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Issue Date, provided that such securities have not been amended since the Issue Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Corporation, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating Corporation or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds, but shall not include a transaction in which the Corporation is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

"Fundamental Transaction" shall mean any (i) acquisition of the capital stock or other ownership interest of any other Person or the merger or consolidation of the Corporation with or into another Person, (ii) sale of all or substantially all of the Corporation's assets or purchase of all or substantially all of the assets of any other Person in one or a series of related transactions, (iii) tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) reclassification of the Common Stock or any share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

"Holder" or "holder" shall mean a holder of record of the Series A Convertible Preferred Stock.

"Issue Date" shall mean the original date of each issuance of the Series A Convertible Preferred Stock.

"Junior Stock" shall mean all classes of the Common Stock and each other class of capital stock or series of preferred stock of the Corporation established after the Issue Date by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A Convertible Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

"Liquidation Preference" shall have the meaning assigned to such term in Section 4(a).

"Make Whole Shares" shall have the meaning assigned to such term in Section 6(a).

"Parity Stock" shall mean any class of capital stock or series of preferred stock of the Corporation established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Series A Convertible Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

"Paying Agent" shall have the meaning assigned to such term in Section 13.

"Person" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock Corporation, trust, limited liability Corporation, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock" shall mean the preferred stock, par value $0.0001 per share, of the Corporation.

"Quarterly Conversion Date" shall mean each March 31, June 30, September 30 and December 31 occurring during the Quarterly Conversion Period.

"Quarterly Conversion Period" shall mean the period commencing on the first anniversary date from the Issue Date and terminating on the date in which all issued and outstanding Series A Convertible Preferred Stock has been retired or this designation has been terminated or otherwise amended, pursuant to Section 10 set forth herein.

"Series A Convertible Preferred Stock" shall have the meaning assigned to such term in Section 1.

"Transfer Agent" shall have the meaning assigned to such term in Section 13.

Section 3. Dividends. Holders shall not be entitled to receive dividends on shares of Series A Convertible Preferred Stock.

Section 4. Liquidation Preference.

(a) In the event of the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, each holder of Series A Convertible Preferred Stock will be entitled to receive and to be paid out of the assets of the Corporation available for distribution to the stockholders of the Corporation, before any payment or distribution is made to holders of Junior Stock (including the Common Stock), in respect of each share of Series A Convertible Preferred Stock an amount equal to the par value of the Series A Convertible Preferred Stock (the "Liquidation Preference").

(b) Neither the sale of all or substantially all the assets or business of the Corporation (other than in connection with the liquidation, winding-up or dissolution of its business) nor the merger or consolidation of the Corporation into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

(c) If, upon the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, the amounts payable with respect to the Liquidation Preference and all Parity Stock are not paid in full, the holders of the Series A Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of the Corporation in proportion to the full Liquidation Preference and accumulated and unpaid dividends to which they are entitled.

(d) After the payment to the holders of the shares of Series A Convertible Preferred Stock of the full amount of the Liquidation Preference and accumulated and unpaid dividends to which they are entitled, the holders of Series A Convertible Preferred Stock shall participate with the holders of Common Stock on an as-converted basis in any remaining assets of the Corporation.

Section 5. Conversion.

(a) At the Option of the Holder. For so long as any shares of Series A Convertible Preferred Stock are outstanding, holders of Series A Convertible Preferred Stock may elect to convert, on any Conversion Date, all or any portion of their respective Eligible Conversion Shares into fully paid and non-assessable shares of Common Stock, subject to the terms and provisions of this Section 5. Each Eligible Conversion Share shall be convertible into a number of fully paid and non-assessable shares of Common Stock (calculated as to each conversion to the nearest 1/1,000th of a share) equal to the Conversion Rate in effect at the close of business on the applicable Conversion Date.

(b) Mechanics of Conversion.

(i) The Holder shall effect conversions by delivering to the Corporation the following on the Conversion Date: (A) the certificate(s) representing the shares to be converted, (B) written notice to the Corporation that the Holder elects to convert such Holder's Eligible Conversion Shares represented by such certificate(s) pursuant to Section 5 and specifying the name or names (with address) in which a certificate or certificates for shares of Common Stock are to be issued and (C) (if so required by the Corporation or the Transfer Agent) by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation duly executed by the holder or its duly authorized legal representative and transfer tax stamps or funds therefor, if required.

(ii) If fewer than all the shares of Series A Convertible Preferred Stock evidenced by any such surrendered certificate or certificates, if any, are converted, the Corporation shall, as soon as practicable, issue and deliver to the holder of the Series A Convertible Preferred Stock a new certificate evidencing the shares of Series A Convertible Preferred Stock that are not subject to such conversion. On and after the close of business on the Conversion Date, the holder converting such shares shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, such shares of Series A Convertible Preferred Stock shall cease to be outstanding and all rights whatsoever with respect to such shares (except the right to receive the Common Stock and any cash in lieu of fractional shares of Common Stock due in connection with such conversion) shall terminate.

(iii) The Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of Common Stock or other securities or property upon conversion, whether optional or mandatory, of the Series A Convertible Preferred Stock in a name other than that of the Holder of the shares of Series A Convertible Preferred Stock being converted, nor shall the Corporation be required to issue or deliver any such shares or other securities or property unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of any such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(iv) Each conversion exercised in accordance with this Section 5 shall be deemed to have been effected immediately prior to the close of business on the Conversion Date.

Section 6. Make Whole Shares; Conversion Rate Adjustments.

(a) If, at any time following the Issue Date and while any shares of Series A Convertible Preferred Stock are outstanding, the Corporation sells or grants any option to purchase or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock and/or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at a price per share that is lower than $5.00 up to the aggregate of $50,000,000 in total paid in capital in the form of debt converted to equity or equity into the Corporation from date of this Series A Convertible Preferred Stock designation (such issuances, collectively, a "Dilutive Issuance"), then the Corporation will promptly issue additional shares of Series A Convertible Preferred Stock (the "Make Whole Shares") to the Holders of outstanding shares of Series A Convertible Preferred Stock in an aggregate amount equal to the number of shares of Series A Convertible Preferred Stock outstanding immediately before such Dilutive Issued multiplied by a fraction, the numerator of which is the number of shares of Common Stock and shares of Common Stock underlying Common Stock Equivalents issued in the Dilutive Issuance and the denominator of which is the number of shares of Common Stock outstanding immediately preceding the Dilutive Issuance. Each such Holder shall be entitled to receive a pro rata portion of the Make Whole Shares in proportion to the number of shares of Series A Convertible Preferred Stock held by such Holder immediately preceding the Dilutive Issuance. Such issuance shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no issuance shall be made under this Section 6(a) in respect of an Exempt Issuance or otherwise agreed to by majority consent of the holders of Series A Convertible Preferred Stock as set forth in Section 10 hereinbelow. The Corporation shall promptly notify the Holder in writing following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 6(a), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms.

(b) If the Corporation at any time after the Issue Date subdivides (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately increased, as applicable. If the Corporation at any time after the Issue Date combines (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately decreased.

(c) Except as stated herein, the Corporation will not adjust the Conversion Rate for the issuance of shares of the Common Stock or any securities convertible into or exchangeable for shares of the Common Stock or the right to purchase shares of the Common Stock or such convertible or exchangeable securities.

(d) Adjustments to the Conversion Rate will be calculated to the nearest 1/1,000th of a share. The Corporation will not be required to make an adjustment to the Conversion Rate unless the adjustment would require a change of at least 1% in the Conversion Rate. However, the Corporation will carry forward any adjustments that are less than 1% of the Conversion Rate and make such carried-forward adjustments; provided that, all such carried forward adjustments to the Conversion Rate shall be made on the conversion date of any shares of Series A Convertible Preferred Stock.

Section 7. Fractional Shares. If, upon conversion of the Series A Convertible Preferred Stock or issuance of the Make Whole Shares, a holder would be entitled to receive a fractional interest in a share of the Common Stock or Series A Convertible Preferred Stock, as the case may be, the Corporation will (a) in the event of a conversion of the Series A Convertible Preferred Stock, upon conversion, pay in lieu of such fractional interest, cash in an amount equal to the product of (i) the Closing Bid Price of a share of Common Stock on the trading day immediately preceding the date on which shares of Common Stock are issued upon conversion of a share of Series A Convertible Preferred Stock, and (ii) such fraction of a share; or (b) in the event of the issuance of Make Whole Shares, the number of Make Whole Shares issuable to such Holder shall be rounded to the nearest whole number (with one-half rounded upward to one).

Section 8. Series A Convertible Preferred Stock Not Redeemable or Exchangeable at Option of Holders; No Sinking Fund. Except as set forth in Section 5, the Series A Convertible Preferred Stock shall not be redeemable upon the request of Holders thereof or exchangeable for other capital stock or indebtedness of the Corporation or other property upon the request of holders thereof. The shares of Series A Convertible Preferred Stock shall not be subject to the operation of a purchase, retirement or sinking fund.

Section 9. Voting Rights. Except as otherwise required by applicable law or as set forth herein, the shares of Series A Convertible Preferred Stock shall be voted on a ratio of 1:10 with the shares of Common Stock as a single class with respect to all matters submitted to the holders of Common Stock at any annual or special meeting of stockholders of the Corporation. Each holder of one or more shares of Series A Convertible Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and to such number of votes for the shares of Series A Convertible Preferred Stock held by such holder immediately after the close of business on the record date fixed for such meeting. Each share of Series A Convertible Preferred Stock shall be entitled to one vote within its Series or Class. Fractional votes shall not, however, be permitted and any fractional voting rights respect to any holder of Series A Convertible Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one).

Section 10. Restrictive Covenants. At any time following the Issue Date and while any shares of Series A Convertible Preferred Stock are outstanding, the Corporation shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series A Convertible Preferred Stock entitled to vote: (i) amend, alter, or repeal any provision of the Certificate of Incorporation or the Corporation's Bylaws which affects the respective preferences, qualifications, special or relative rights or privileges of the Series A Convertible Preferred Stock, or adversely affects the Series A Convertible Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Corporation's capital stock (or the holders thereof); or (ii) amend, alter or repeal the provisions of the Series A Convertible Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series A Convertible Preferred Stock.

Section 11. Status of Series A Convertible Preferred Stock Upon Retirement. Shares of Series A Convertible Preferred Stock that are converted pursuant to Section 5 shall be retired and thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to series. Upon the conversion pursuant to Section 5 of all outstanding shares of Series A Convertible Preferred Stock, all provisions of Series A Convertible Preferred Stock shall cease to be of further effect. Upon the occurrence of such event, the Board of Directors shall have the power, without stockholder action, to cause the certificate of designation filed with the Secretary of State of the State of Delaware designating the Series A Convertible Preferred Stock to be eliminated from the Certificate of Incorporation.

Section 12. Certificates. Ownership of shares of Series A Convertible Preferred Stock shall be evidenced by certificates issued by the Corporation to each Holder.

Section 13. Transfer, Payment and Conversion.

(a) The Series A Convertible Preferred Stock may be presented to the Corporation at its principal place of business for transfer, payment or conversion. The Corporation also shall maintain or cause to be maintained a register in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of shares of Series A Convertible Preferred Stock and of transfers of shares of Series A Convertible Preferred Stock for the purpose of registering shares of Series A Convertible Preferred Stock and of transfers of shares of Series A Convertible Preferred Stock as herein provided. The initial registrar for the Series A Convertible Preferred Stock shall be the Corporation.

(b) The Corporation may appoint one or more additional transfer agents, paying agents and/or conversion agents in such other locations as it shall determine. The term "Transfer Agent" includes any additional transfer agent, the term "Paying Agent" includes any additional paying agent, and the term "Conversion Agent" includes any additional conversion agent. The Corporation may change any Transfer Agent, Paying Agent or Conversion Agent without prior notice to any holder.

Section 14. Notices to Holders.

(a) Adjustment to Conversion Rate. Whenever the Conversion Rate is adjusted, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b) Notices of Other Events. If (A) the Corporation shall declare a dividend (or any other distribution) on the Common Stock; (B) the Corporation shall declare a redemption of the Common Stock; (C) the Corporation shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock or any Fundamental Transaction, (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation; then in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of the Series A Convertible Preferred Stock, and shall cause to be mailed to the Holders at their last addresses as they shall appear upon the stock books of the Corporation, at least 10 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification or Fundamental Transaction; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

(c) All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Notice to any holder of the Series A Convertible Preferred Stock shall be given to the registered address set forth in the Corporation's records for such holder.

(d) With respect to any notice to a Holder of shares of Series A Convertible Preferred Stock required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding-up, or the vote upon any such action. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice.

Section 15. Miscellaneous.

(a) Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. Unless otherwise stated herein, any actions required to be made hereunder on any day that is not a Business Day shall be taken on the next succeeding Business Day.

(b) Holders of Series A Convertible Preferred Stock shall not be entitled to any preemptive rights to acquire additional capital stock of the Corporation.

(c) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(d) Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any preferred stock certificates representing the shares of Series A Convertible Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue preferred stock certificates if the holder contemporaneously requests the Corporation to convert such shares of Series A Convertible Preferred Stock into Common Stock.

IN WITNESS HEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Designation of Preferences and Rights of Series A Preferred Stock to be signed by the undersigned this 29th day of September, 2017.

BUYING COLLECTIVE HOLDINGS INCORPORATED
A Delaware corporation

By: ______________________
Rod A. Smith, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:16 PM 09/27/2017
FILED 05:16 PM 09/27/2017
SR 20176369695 - File Number 6247596

CERTIFICATE OF DESIGNATION,

PREFERENCES AND RIGHTS OF

SERIES B PREFERRED STOCK

BUYING COLLECTIVE HOLDINGS INCORPORATED

BUYING COLLECTIVE HOLDINGS INCORPORATED, a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

Pursuant the authority expressly granted and vested in the Board of Directors of the Corporation by the provisions of the Corporation's Certificate of Incorporation, as amended, the Board of Directors adopted the following resolution on August 31, 2017, (i) authorizing a series of Corporation's previously authorized 50,000,000 shares of preferred stock, par value of $0.0001 per share, designated as Series B Preferred Stock of the Corporation, and (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations, or restrictions thereof, of 7,000,000 shares of Series B Preferred Stock of the Corporation, as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation, the Board of Directors of the Corporation hereby fixes and determines the number, voting rights, designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of the first series of the preferred stock, par value $0.0001 per share, of the Corporation which shall consist of 7,000,000 shares and shall be designated as Series B Preferred Stock as follows:

Section 1. **Designation; Number of Shares; Rank.**

(a) There shall be created from the 50,000,000 shares of Preferred Stock authorized to be issued by the Certificate of Incorporation, a series of Preferred Stock designated as "Series B Preferred Stock" (the "Series B Preferred Stock"), and the authorized number of shares constituting the Series B Preferred Stock shall be 7,000,000. Such number of shares may be decreased by resolution of the Board of Directors and by the filing of a certificate of decrease with the Secretary of State of the State of Delaware; provided that no such decrease shall reduce the number of authorized shares of Series B Preferred Stock to a number less than the number of shares then outstanding.

(b) The Series B Preferred Stock, upon liquidation, winding-up or dissolution of the Corporation, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all the Parity Stock.

Section 2. **Definitions.** As used herein, the following terms have the following meanings:

"Board of Directors" shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

"Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

"Certificate of Incorporation" shall mean the Certificate of Incorporation of the Corporation.

"Corporation" shall mean BUYING COLLECTIVE HOLDINGS INCORPORATED, a corporation organized and existing under the laws of the State of Delaware.

"Dividends" shall have the meaning assigned to such term in Section 3.

"Holder" or "holder" shall mean a holder of record of the Series B Preferred Stock.

"Issue Date" shall mean the original date of each issuance of the Series B Preferred Stock.

"Junior Stock" shall mean all classes of the Common Stock, the Series A Convertible Preferred Stock, and each other class of capital stock or series of preferred stock of the Corporation established after the Issue Date by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series B Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

"Liquidation Preference" shall have the meaning assigned to such term in Section 4(a).

"Person" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock Corporation, trust, limited liability Corporation, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock" shall mean the preferred stock, par value $0.0001 per share, of the Corporation.

"Redemption Date" shall mean December 31, 2018, June 30, 2019, December 31, 2019, June 30, 2020, December 31, 2020, and June 20, 2021, as applicable.

"Redemption Payment" shall have the meaning set forth in Section 5(b).

"Redemption Rate" shall have the meaning set forth in Section 5(b).

"Series B Preferred Stock" shall have the meaning assigned to such term in Section 1.

"Transfer Agent" shall have the meaning assigned to such term in Section 10.

Section 3. **Dividends.** Holders shall be entitled to receive cumulative annual dividends on each share of Series B Preferred Stock equal to Ten Cents ($.10) per share of Series B Preferred Stock (the "Dividends").

Section 4. **Liquidation Preference.**

(a) In the event of the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, each holder of Series B Preferred Stock will be entitled to receive and to be paid out of the assets of the Corporation available for distribution to the stockholders of the Corporation, before any payment or distribution is made to holders of Junior Stock (including the Common Stock), in respect of each share of Series B Preferred Stock an amount equal to One Dollar ($1.00) per share of Series B Preferred Stock (the "Liquidation Preference").

(b) Neither the sale of all or substantially all the assets or business of the Corporation (other than in connection with the liquidation, winding-up or dissolution of its business) nor the merger or consolidation of the Corporation into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

(c) If, upon the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, the amounts payable with respect to the Liquidation Preference and all Parity Stock are not paid in full, the holders of the Series B Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of the Corporation in proportion to the full Liquidation Preference and accumulated and unpaid dividends to which they are entitled.

(d) After the payment to the holders of the shares of Series B Preferred Stock of the full amount of the Liquidation Preference and accumulated and unpaid dividends to which they are entitled, the holders of Series B Preferred Stock shall participate with the holders of Common Stock on an as-converted basis in any remaining assets of the Corporation.

Section 5. **Series B Preferred Stock Redemption; No Sinking Fund.**

(a) Except as set forth in this Section 5, the Series B Preferred Stock shall not be redeemable. The shares of Series B Preferred Stock shall not be subject to the operation of a purchase, retirement, or sinking fund.

(b) The Redemption Rate of the Series B Preferred Stock shall be One Dollar ($1.00) plus accrued but unpaid Dividends on the Redemption Date.

(c) Each Redemption Payment on each Redemption Date shall equal (i) the number of shares of Series B Preferred Stock being redeemed multiplied by One Dollar ($1.00) plus (ii) the amount of the accrued but unpaid Dividends.

(d) The shares of Series B Preferred Stock shall be redeemed in six (6) semi-annual installments commencing on December 31, 2018 and ending on June 30, 2021 in an amount equal to the Redemption Payment.

Section 6. **Voting Rights**. The shares of Series B Preferred Stock shall have no voting rights with respect to any matters submitted to the holders of Common Stock at any annual or special meeting of stockholders of the Corporation; however, each holder of Series B Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

Section 7. **Restrictive Covenants.** At any time following the Issue Date and while any shares of Series B Preferred Stock are outstanding, the Corporation shall not take any of the following actions without the prior consent of the holders of at least eighty percent (80%) of the issued and outstanding shares of the Series B Preferred Stock: (i) amend, alter, or repeal any provision of the Certificate of Incorporation or the Corporation's Bylaws which affects the respective preferences, qualifications, special or relative rights or privileges of the Series B Preferred Stock, or adversely affects the Series B Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Corporation's capital stock (or the holders thereof); (ii) liquidate, dissolve or wind-up the affairs of the Corporation; (iii) effect any statutory share exchange; or (iv) amend, alter or repeal the provisions of the Series B Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock.

Section 8. **Status of Series B Preferred Stock Upon Retirement.** Shares of Series B Preferred Stock that are redeemed pursuant to Section 5 shall be retired and thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to series. Upon the redemption pursuant to Section 5 of all outstanding shares of Series B Preferred Stock, all provisions of Series B Preferred Stock shall cease to be of further effect. Upon the occurrence of such event, the Board of Directors shall have the power, without stockholder action, to cause the certificate of designation filed with the Secretary of State of the State of Delaware designating the Series B Preferred Stock to be eliminated from the Certificate of Incorporation.

Section 9. **Certificates.** Ownership of shares of Series B Preferred Stock may be evidenced by certificates issued by the Corporation to each Holder or may be uncertificated as determined by the Board of Directors. The Transfer Agent will mail certificates to each Holder or mail a statement to each Holder in the case that the shares of Series B Preferred Stock are uncertificated.

Section 10. **Transfer; Transfer Agent.**

(a) The Series B Preferred Stock may be presented to the Corporation at its principal place of business for transfer. The Corporation also shall maintain or cause to be maintained by the Transfer Agent a register in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of shares of Series B Preferred Stock and of transfers of shares of Series B Preferred Stock for the purpose of registering shares of Series B Preferred Stock and of transfers of shares of Series B Preferred Stock as herein provided with the Transfer Agent.

(b) The initial registrar for the Series B Preferred Stock shall be Colonial Stock Transfer Company, Inc.

(c) The Corporation may appoint one or more additional transfer agents, paying agents and/or conversion agents in such other locations as it shall determine. The term "Transfer Agent" includes any additional transfer agent. The Corporation may change any Transfer Agent.

Section 11. Notices to Holders.

(a) All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Notice to any holder of the Series B Preferred Stock shall be given to the registered address set forth in the Corporation's records for such holder.

(b) With respect to any notice to a Holder of shares of Series B Preferred Stock required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding-up, or the vote upon any such action. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice.

Section 12. Miscellaneous.

(a) Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. Unless otherwise stated herein, any actions required to be made hereunder on any day that is not a Business Day shall be taken on the next succeeding Business Day.

(b) Holders of Series B Preferred Stock shall not be entitled to any preemptive rights to acquire additional capital stock of the Corporation.

(c) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(d) Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any preferred stock certificates representing the shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue preferred stock certificates if the holder contemporaneously requests the Corporation to convert such shares of Series B Preferred Stock into Common Stock.

IN WITNESS HEREOF, the Corporation has executed this Certificate of Designation to be signed by the undersigned this 31st day of August, 2017.

BUYING COLLECTIVE HOLDINGS INCORPORATED
A Delaware corporation

By: ______________________________
Rod A. Smith, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:54 PM 09/29/2017
FILED 04:54 PM 09/29/2017
SR 20176411450 - File Number 6247596

CERTIFICATE OF DESIGNATION,

PREFERENCES AND RIGHTS OF

SERIES C PREFERRED STOCK

BUYING COLLECTIVE HOLDINGS INCORPORATED

BUYING COLLECTIVE HOLDINGS INCORPORATED, a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

Pursuant the authority expressly granted and vested in the Board of Directors of the Corporation by the provisions of the Corporation's Certificate of Incorporation, as amended, the Board of Directors adopted the following resolution on December 13, 2016, (i) authorizing a series of Corporation's previously authorized 50,000,000 shares of preferred stock, par value of $0.0001 per share, designated as Series C Preferred Stock of the Corporation, and (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations, or restrictions thereof, of 2,000,000 shares of Series C Convertible Preferred Stock of the Corporation, as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation, the Board of Directors of the Corporation hereby fixes and determines the number, voting rights, designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of the first series of the preferred stock, par value $0.0001 per share, of the Corporation which shall consist of 2,000,000 shares and shall be designated as Series C Convertible Preferred Stock as follows:

Section 1. Designation; Number of Shares; Rank.

(a) There shall be created from the 50,000,000 shares of Preferred Stock authorized to be issued by the Certificate of Incorporation, a series of Preferred Stock designated as "Series C Convertible Preferred Stock" (the "Series C Convertible Preferred Stock"), and the authorized number of shares constituting the Series C Convertible Preferred Stock shall be 2,000,000. Such number of shares may be decreased by resolution of the Board of Directors and by the filing of a certificate of decrease with the Secretary of State of the State of Delaware; provided that no such decrease shall reduce the number of authorized shares of Series C Convertible Preferred Stock to a number less than the number of shares then outstanding.

(b) The Series C Convertible Preferred Stock, upon liquidation, winding-up or dissolution of the Corporation, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all the Parity Stock.

Section 2. Definitions. As used herein, the following terms have the following meanings:

"Board of Directors" shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

"Certificate of Incorporation" shall mean the Certificate of Incorporation of the Corporation.

"Closing Bid Price" shall mean, for any security as of any date, the last closing bid price of such security on the New York Stock Exchange or any successor market thereto, the NYSE MKT or any successor market thereto, Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select or any successor market thereto (collectively, "Nasdaq," and together with NYSE and NYSE MKT, each a "National Stock Exchange"), OTC Pink, OTCQB, OTCQX or other principal exchange on which such security is traded as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported by OTC Pink marketplace (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price cannot be calculated for such security on any date on any of the foregoing bases, the Closing Bid Price of such security shall be the Closing Bid Price last reported on a National Stock Exchange.

"Common Stock" shall mean the common stock, par value $0.0001 per share, of the Corporation or any other capital stock of the Corporation into which such Common Stock shall be reclassified or changed.

"Common Stock Equivalents" means any securities of the Corporation or its subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Conversion Agent" shall have the meaning assigned to such term in Section 13.

"Conversion Date" shall mean each any date during the Conversion Period on which a Holder effects a conversion in accordance with Section 5(b)(i).

"Conversion Eligibility Date" shall mean the date on which the Closing Bid Price of the Common Stock has equaled or exceeded $20.00 for 10 consecutive Trading Days.

"Conversion Period" shall mean the period commencing on the Conversion Eligibility Date and terminating on the later of the Retirement Date or the date on which all issued and outstanding Series C Convertible Preferred Stock have been converted.

"Conversion Rate" shall mean one share of Common Stock per one share of Series C Convertible Preferred Stock, subject to adjustment as set forth in Section 6.

"Corporation" shall mean BUYING COLLECTIVE HOLDINGS INCORPORATED, a corporation organized and existing under the laws of the State of Delaware.

"Dilutive Issuance" shall have the meaning assigned to such term in Section 6(a).

"Exempt Issuance" means the issuance of (a) shares of Common Stock or options to employees, officers or directors of the Corporation pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Issue Date, provided that such securities have not been amended since the Issue Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Corporation, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating Corporation or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds, but shall not include a transaction in which the Corporation is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

"Fundamental Transaction" shall mean any (i) acquisition of the capital stock or other ownership interest of any other Person or the merger or consolidation of the Corporation with or into another Person, (ii) sale of all or substantially all of the Corporation's assets or purchase of all or substantially all of the assets of any other Person in one or a series of related transactions, (iii) tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) reclassification of the Common Stock or any share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

"Holder" or "holder" shall mean a holder of record of the Series C Convertible Preferred Stock.

"Issue Date" shall mean the original date of each issuance of the Series C Convertible Preferred Stock.

"Junior Stock" shall mean all classes of the Common Stock and each other class of capital stock or series of preferred stock of the Corporation established after the Issue Date by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series C Convertible Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

"Liquidation Preference" shall have the meaning assigned to such term in Section 4(a).

"Make Whole Shares" shall have the meaning assigned to such term in Section 6(a).

"Parity Stock" shall mean any class of capital stock or series of preferred stock of the Corporation establishes after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Series C Convertible Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

"Person" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock Corporation, trust, limited liability Corporation, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock" shall mean the preferred stock, par value $0.0001 per share, of the Corporation.

"Retirement Date" shall mean December 31, 2017.

"Series C Convertible Preferred Stock" shall have the meaning assigned to such term in Section 1.

"Trading Day" shall mean any day other than a Saturday, Sunday or other day on which the National Stock Exchanges are authorized or required by law or executive order to close.

"Transfer Agent" shall have the meaning assigned to such term in Section 13.

Section 3. Dividends. Holders shall not be entitled to receive dividends on shares of Series C Convertible Preferred Stock.

Section 4. Liquidation Preference.

(a) In the event of the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, each holder of Series C Convertible Preferred Stock will be entitled to receive and to be paid out of the assets of the Corporation available for distribution to the stockholders of the Corporation, before any payment or distribution is made to holders of Junior Stock (including the Common Stock), in respect of each share of Series C Convertible Preferred Stock an amount equal to the par value of the Series C Convertible Preferred Stock (the "Liquidation Preference").

(b) Neither the sale of all or substantially all the assets or business of the Corporation (other than in connection with the liquidation, winding-up or dissolution of its business) nor the merger or consolidation of the Corporation into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

(c) If, upon the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, the amounts payable with respect to the Liquidation Preference and all Parity Stock are not paid in full, the holders of the Series C Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of the Corporation in proportion to the full Liquidation Preference and accumulated and unpaid dividends to which they are entitled.

(d) After the payment to the holders of the shares of Series C Convertible Preferred Stock of the full amount of the Liquidation Preference and accumulated and unpaid dividends to which they are entitled, the holders of Series C Convertible Preferred Stock shall participate with the holders of Common Stock on an as-converted basis in any remaining assets of the Corporation.

Section 5. Conversion.

(a) At the Option of the Holder. For so long as any shares of Series C Convertible Preferred Stock are outstanding, Holders may elect to convert, during the Conversion Period, all or any portion of their shares of Series C Convertible Preferred Stock into fully paid and non-assessable shares of Common Stock, subject to the terms and provisions of this Section 5. Each Eligible Conversion Share shall be convertible into a number of fully paid and non-assessable shares of Common Stock (calculated as to each conversion to the nearest 1/1,000th of a share) equal to the Conversion Rate in effect at the close of business on the applicable Conversion Date.

(b) Condition Precedent to Conversion. The shares of Series C Convertible Preferred Stock are convertible into shares of Common Stock at the Conversion Rate only after the Closing Bid Price of the shares of Common Stock has equaled or exceeded $20.00 for 10 consecutive Trading Days.

(c) Mechanics of Conversion.

(i) The Holder shall effect conversions by delivering to the Corporation on the Conversion Date the following: (A) the certificate(s) representing the shares to be converted, (B) written notice to the Corporation that the Holder elects to convert such Holder's Eligible Conversion Shares represented by such certificate(s) pursuant to Section 5 and specifying the name or names (with address) in which a certificate or certificates for shares of Common Stock are to be issued and (C) (if so required by the Corporation or the Transfer Agent) by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation duly executed by the holder or its duly authorized legal representative and transfer tax stamps or funds therefor, if required.

(ii) If fewer than all the shares of Series C Convertible Preferred Stock evidenced by any such surrendered certificate or certificates, if any, are converted, the Corporation shall, as soon as practicable, issue and deliver to the holder of the Series C Convertible Preferred Stock a new certificate evidencing the shares of Series C Convertible Preferred Stock that are not subject to such conversion. On and after the close of business on any Conversion Date, the holder converting such shares shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, such shares of Series C Convertible Preferred Stock shall cease to be outstanding and all rights whatsoever with respect to such shares (except the right to receive the Common Stock and any cash in lieu of fractional shares of Common Stock due in connection with such conversion) shall terminate.

(iii) The Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of Common Stock or other securities or property upon conversion, whether optional or mandatory, of the Series C Convertible Preferred Stock in a name other than that of the Holder of the shares of Series C Convertible Preferred Stock being converted, nor shall the Corporation be required to issue or deliver any such shares or other securities or property unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of any such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(iv) Each conversion exercised in accordance with this Section 5 shall be deemed to have been effected immediately prior to the close of business on the Conversion Date.

Section 6. **Make Whole Shares; Conversion Rate Adjustments.**

(a) If, at any time following the Issue Date and while any shares of Series C Convertible Preferred Stock are outstanding, the Corporation sells or grants any option to purchase or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock and/or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at a price per share that is lower than $5.00 up to the aggregate of $50,000,000 in total paid in capital in the form of debt converted to equity or equity into the Corporation from date of this Series C Convertible Preferred Stock designation (such issuances, collectively, a "Dilutive Issuance"), then the Corporation will promptly issue additional shares of Series C Convertible Preferred Stock (the "Make Whole Shares") to the Holders of outstanding shares of Series C Convertible Preferred Stock in an aggregate amount equal to the number of shares of Series C Convertible Preferred Stock outstanding immediately before such Dilutive Issued multiplied by a fraction, the numerator of which is the number of shares of Common Stock and shares of Common Stock underlying Common Stock Equivalents issued in the Dilutive Issuance and the denominator of which is the number of shares of Common Stock outstanding immediately preceding the Dilutive Issuance. Each such Holder shall be entitled to receive a pro rata portion of the Make Whole Shares in proportion to the number of shares of Series C Convertible Preferred Stock held by such Holder immediately preceding the Dilutive Issuance. Such issuance shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no issuance shall be made under this Section 6(a) in respect of an Exempt Issuance or otherwise agreed to by majority consent of the holders of Series C Convertible Preferred Stock as set forth in Section 10 hereinbelow. The Corporation shall promptly notify the Holder in writing following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 6(a), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms.

(b) If the Corporation at any time after the Issue Date subdivides (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately increased, as applicable. If the Corporation at any time after the Issue Date combines (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately decreased.

(c) Except as stated herein, the Corporation will not adjust the Conversion Rate for the issuance of shares of the Common Stock or any securities convertible into or exchangeable for shares of the Common Stock or the right to purchase shares of the Common Stock or such convertible or exchangeable securities.

(d) Adjustments to the Conversion Rate will be calculated to the nearest 1/1,000th of a share. The Corporation will not be required to make an adjustment to the Conversion Rate unless the adjustment would require a change of at least 1% in the Conversion Rate. However, the Corporation will carry forward any adjustments that are less than 1% of the Conversion Rate and make such carried-forward adjustments; provided that, all such carried forward adjustments to the Conversion Rate shall be made on the conversion date of any shares of Series C Convertible Preferred Stock.

Section 7. **<u>Fractional Shares</u>.** If, upon conversion of the Series C Convertible Preferred Stock or issuance of the Make Whole Shares, a holder would be entitled to receive a fractional interest in a share of the Common Stock or Series C Convertible Preferred Stock, as the case may be, the Corporation will (a) in the event of a conversion of the Series C Convertible Preferred Stock, upon conversion, pay in lieu of such fractional interest, cash in an amount equal to the product of (i) the Closing Bid Price of a share of Common Stock on the trading day immediately preceding the date on which shares of Common Stock are issued upon conversion of a share of Series C Convertible Preferred Stock, and (ii) such fraction of a share; or (b) in the event of the issuance of Make Whole Shares, the number of Make Whole Shares issuable to such Holder shall be rounded to the nearest whole number (with one-half rounded upward to one).

Section 8. **<u>Series C Convertible Preferred Stock Not Redeemable or Exchangeable at Option of Holders; No Sinking Fund</u>.** Except as set forth in Section 5 above, the Series C Convertible Preferred Stock shall not be redeemable upon the request of Holders thereof or exchangeable for other capital stock or indebtedness of the Corporation or other property upon the request of holders thereof. The shares of Series C Convertible Preferred Stock shall not be subject to the operation of a purchase, retirement or sinking fund.

Section 9. **<u>Voting Rights</u>.** Except as otherwise required by applicable law or as set forth herein, the shares of Series C Convertible Preferred Stock shall be voted on a ratio of 1:10 with the shares of Common Stock as a single class with respect to all matters submitted to the holders of Common Stock at any annual or special meeting of stockholders of the Corporation. Each holder of one or more shares of Series C

Convertible Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and to such number of votes for the shares of Series C Convertible Preferred Stock held by such holder immediately after the close of business on the record date fixed for such meeting. Each share of Series C Convertible Preferred Stock shall be entitled to one vote within its Series or Class. Fractional votes shall not, however, be permitted and any fractional voting rights respect to any holder of Series C Convertible Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one).

Section 10. **Restrictive Covenants.** At any time following the Issue Date and while any shares of Series C Convertible Preferred Stock are outstanding, the Corporation shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series C Preferred Stock entitled to vote: (i) amend, alter, or repeal any provision of the Certificate of Incorporation or the Corporation's Bylaws which affects the respective preferences, qualifications, special or relative rights or privileges of the Convertible Preferred Stock, or adversely affects the Convertible Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Corporation's capital stock (or the holders thereof); or (ii) amend, alter or repeal the provisions of the Convertible Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Convertible Preferred Stock.

Section 11. **Retirement; Status of Series C Convertible Preferred Stock Upon Retirement.**

(a) Any shares of Series C Convertible Preferred Stock that are not converted pursuant to Section 5 above prior to 5:00 P.M. New York time on the Retirement Date shall be automatically retired and thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to series.

(b) Shares of Series C Convertible Preferred Stock that are converted pursuant to Section 5 above shall be retired and thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to series. Upon conversion of all outstanding shares of Series C Convertible Preferred Stock pursuant to Section 5 above, all provisions of Series C Convertible Preferred Stock shall cease to be of further effect. Upon the occurrence of such event, the Board of Directors shall have the power, without stockholder action, to cause the certificate of designation filed with the Secretary of State of the State of Delaware designating the Series C Convertible Preferred Stock to be eliminated from the Certificate of Incorporation.

Section 12. **Certificates.** Ownership of shares of Series C Convertible Preferred Stock may be evidenced by certificates issued by the Corporation to each Holder or may be uncertificated as determined by the Board of Directors. The Transfer Agent will mail certificates to each Holder or mail a statement to each Holder in the case that the shares of Series C Convertible Preferred Stock are uncertificated.

Section 13. Transfer and Conversion.

(a) The Series C Convertible Preferred Stock may be presented to the Corporation at its principal place of business for transfer or conversion. The Corporation also shall maintain or cause to be maintained a register in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of shares of Series C Convertible Preferred Stock and of transfers of shares of Series C Convertible Preferred Stock for the purpose of registration, transfer, and conversion of shares of Series C Convertible Preferred Stock as herein provided.

(b) The initial registrar for the Series C Convertible Preferred Stock shall be Colonial Stock Transfer Company, Inc.

(c) The Corporation may appoint one or more additional transfer agents and/or conversion agents in such other locations as it shall determine. The term "Transfer Agent" includes any additional transfer agent, and the term "Conversion Agent" includes any additional conversion agent. The Corporation may change any Transfer Agent or Conversion Agent without prior notice to any holder.

Section 14. Notices to Holders.

(a) Adjustment to Conversion Rate. Whenever the Conversion Rate is adjusted, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b) Notices of Other Events. If (A) the Corporation shall declare a dividend (or any other distribution) on the Common Stock; (B) the Corporation shall declare a redemption of the Common Stock; (C) the Corporation shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock or any Fundamental Transaction, (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation; then in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of the Series C Convertible Preferred Stock, and shall cause to be mailed to the Holders at their last addresses as they shall appear upon the stock books of the Corporation, at least 10 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification or Fundamental Transaction; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

(c) All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Notice to any holder of the Series C Convertible Preferred Stock shall be given to the registered address set forth in the Corporation's records for such holder.

(d) With respect to any notice to a Holder of shares of Series C Convertible Preferred Stock required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding-up, or the vote upon any such action. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice.

Section 15. Miscellaneous.

(a) Holders of Series C Convertible Preferred Stock shall not be entitled to any pre-emptive rights to acquire additional capital stock of the Corporation.

(b) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(c) Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificates representing the shares of Series C Convertible Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue certificates if the holder contemporaneously requests the Corporation to convert such shares of Series C Convertible Preferred Stock into Common Stock.

IN WITNESS HEREOF, the Corporation has caused this this Certificate of Designation to be signed by the undersigned this 29th day of September, 2017.

BUYING COLLECTIVE HOLDINGS INCORPORATED
A Delaware corporation

By: ______________________
Rod A. Smith, Chief Executive Officer

BUYING COLLECTIVE HOLDINGS INCORPORATED
SUMMARY CAPITALIZATION TABLE
September 30, 2017

Common Stock Outstanding		5,327,333
Common Stock issuable upon conversion of Series A Preferred Stock (1)		1,250,000
Common Stock issuable upon conversion of Series C Preferred Convertible Stock (2)		2,000,000
Common Stock issuable upon exercise of vested Common Stock Purchase Warrants (3)(4)		141,000
Proposed Offering Price Per Share of Common Stock (CF Offering)	$	1.00
Number of Common Shares and Common Share Equivalents	x	8,718,333
Pre-Money Valuation of Common Stock and Common Stock Equivalents	$	8,718,333

Footnotes:

(1) Assumes the conversion of 125,000 shares of Series A Preferred Stock into shares of Common Stock at the rate of 10 shares of Common Stock for each share of Series A Preferred Stock.

(2) The Series C Convertible Preferred Stock ("Series C Preferred") beneficially owned by Founder/CEO Rod Smith is convertible into Common Stock at the rate of one share of Common Stock for each share of Series C Prefered, at the holder's option, when the Closing Bid Price of the Common Stock is quoted on a securities exchange, bulletin board or private market at a minimm of $20.00 per share for 10 consecutive trading days. Each share of Series C Preferred has the equivalent vote of 10 shares of Common Stock. Upon conversion of the Series C Preferred into Common Stock, the Series C Preferred is retired. If the Series C Preferred is not converted into Common Stock by December 31, 2027, the Series C Convertible Preferred Stock is automatically retired.

(3) Assumes the exercise of 100,000 vested warrants exercisable at $1.00 per share.
warrants are exercisable at $0.0001 per share that vest ratably over five years commencing on March 31, 2018.)

(4) The Company has issued Convertible Promissory Notes that have conversion rights into shares of Common Stock when and if the Company completes a Qualified Financing of $5.0 million or more in equity securities. The Convertible Promissory Note holders also have rights to exercise Common Stock Purchase Warrants in an amount of shares equal to to the principal balance of each respective convertible note. The exercise price per share of the warrants issued to the lenders is calculated as follows: (i) if the Company's common stock is actively traded, the per share price shall be equal to the average price of the common stock over a period of 10 trading days, ending on the last trading day before conversion notice; (ii) if the Company's common stock is not actively traded and the Company has issued equity securities or options during the previous 12 months for at least $100,000 in the aggregate, other than in an excluded issuance, then the per-share price shall be 100% of the per share Implied Value of the most recent issuance of equity securities or options, without taking into account discounts for lack of liquidity or control; and (iii) if the Company's common stock is not actively traded and the Company has not issued equity securities or options during the previous 12 months for at least $100,000 in the aggregate, other than an excluded issuance, then the per share price shall be equal to $10 per share. In accordance with the foregoing, the total number shares issuable upon either conversion and/or exercise of these Common Stock Purchase Warrants cannot be determined until there is Qualified Offering and, therefore, are not included in the table above or calculated in the Company's pre-money valuation.